Exhibit 10.1
NOTE: Information in this document marked with an “[*]” has been omitted and filed separately with the Commission. Confidential Treatment has been requested with respect to the omitted portions.
SHARE PURCHASE AGREEMENT
by and among
ATMEL U.K. HOLDINGS LIMITED,
ATMEL CORPORATION,
AND
MR. HARALD PHILIPP
Dated as of 6 February 2008
Herbert Smith LLP

TABLE OF CONTENTS

1	DEFINITIONS	4

2	SHARE PURCHASE	19

3	CONDITIONS	20

4	EXCHANGE AND BRING DOWN	21

5	CONDUCT PRIOR TO THE CLOSING DATE	24

6	CLOSING	34

7	REPRESENTATIONS AND WARRANTIES OF THE SELLER	35

8	INDEMNIFICATION AND LIMITATION OF CLAIMS	66

9	REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE BUYER	73

10	TERMINATION	74

11	ADDITIONAL AGREEMENTS	76

12	CONFIDENTIALITY OBLIGATIONS	77

13	NON-COMPETITION; NON-SOLICITATION	79

14	PARENT GUARANTEE	81

15	GENERAL	81

Schedules

1A.	Registered holders of Company Shares at the date of this Agreement

1B.	Registered holders of Company Shares at the Closing Date

1C.	Details of Optionholders

2.	Co-Inventors, Critical Consultants, Critical Employees, Important Consultants and Important Employees

3.	Escrow Account

4.	Deferred Consideration

5.	Specified Retention
Documents in the Agreed Terms
1.	The application for the approval of the transaction contemplated by this Agreement by the German Federal Cartel Office (Bundeskartellamt) pursuant to Section 40 of the German Act on Restraints of Competition (Gesetz gegen Wettbewerbsbeschraenkungen) to be submitted pursuant to clause 3.2.1.

2.	The Tax Deed.

3.	Design Rights Transfer Agreement.

4.	The Option Proposal Letters.
i	EMI version.

ii	[*] version.

iii	[*] version.

iv	Unapproved version.
5.	The Optionholder Decision Forms.
i	EMI version.

ii	[*] version.

iii	[*] version.

iv	Unapproved version.
6.	The Buyer’s Solicitors’ Undertaking.

7.	The Seller’s Solicitors’ Undertaking.

8.	Written resignation of Directors and Company Secretary.

9.	The Deed of Appointment and Retirement of EBT Trustees.

10.	The template Confirmation Letter in respect of the Important Consultants.

11.	The template Important Employer Employment Contract.
[*] Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of 6 February, 2008 by and among Atmel U.K. Holdings Limited, a company incorporated in England and Wales and registered under the number 4018933 (the “Buyer”), Atmel Corporation, a corporation organised under the laws of the State of Delaware (the “Parent”), and Mr Harald Philipp of [*](the “Seller”) (each, a “Party” and collectively, the “Parties”). [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]
A.	The Seller and the Minority Shareholders own and the Optionholders hold options to acquire Company Shares.

B.	The Buyer wishes to purchase the entire issued and to be issued share capital of the Company.

C.	On even date herewith, the Buyer has entered into the Minority Shareholders’ Agreements, pursuant to which the Buyer will purchase all of the issued Company Shares held by the Minority Shareholders.

D.	Pursuant to this Agreement, the Buyer wishes to acquire all the Company Shares held by the Seller.
In consideration of the foregoing premises, and the mutual covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:
1	DEFINITIONS

1.1	Certain Defined Terms.

For all purposes of and under this Agreement, the following capitalised terms shall have the following respective meanings:

“Action” shall mean any action, claim, proceeding, suit, hearing, litigation, audit or investigation (whether civil, criminal, administrative, judicial or investigative), or any appeal therefrom.

“Actual Tax” means the amount of capital gains tax in the United Kingdom actually payable by the Seller on the Purchase Consideration (excluding for these purposes any adjustments to the Purchase Consideration under clauses 8.6 to 8.9) but provided that such amount shall not exceed 18% of the Purchase Consideration (excluding for these purposes any adjustments to the Purchase Consideration under clauses 8.6 to 8.9).

“Affiliate” means with respect to any Person, any other Person, whether or not existing on the date hereof, controlling, controlled by or under common control with such first Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” shall mean each of:
(a)	the Ireland Agreement;

(b)	the IP Transfer Agreements;

(c)	the Non Quarry Entity Amending Agreements;

(d)	the Consents;

(e)	the Critical Employee Employment Contracts;

(f)	the Confirmation Letters;

(g)	the Minority Shareholders’ Agreements;

(h)	the Disclosure Letter;

(i)	the Tax Deed;

(j)	the Escrow Account Instruction Letter;

(k)	the Important Employee Employment Contracts;

(l)	the Option Decision Forms;

(m)	the Option Proposal Letters; and

(n)	the Irish IP Licence.
“Bring Down Date” means the earlier of:
(a)	12.00 am three (3) Business Days after the earlier of (i) the date on which notification is received by the Seller, pursuant to clause 3.3, of satisfaction of the condition set out in clause 3.1 and (ii) the date on which the condition set out in clause 3.1 is waived pursuant to clause 3.5; and

(b)	12.00 am on the Business Day which is three (3) Business Days following expiry of the time period referred to in clause 3.1.2 (irrespective of whether any decision has been taken the authority referred to in that clause), or such other date as the Parties may agree in writing.

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which the Buyer or the Company is closed for business or banking institutions located in San Francisco, California, Dublin, Republic of Ireland, or London, United Kingdom are authorised or obligated by applicable Law or executive order to close.

“Buyer’s Solicitors” means Herbert Smith LLP of Exchange House, Primrose Street, London, EC2A 2HS, UK.

“Buyer’s Solicitors’ Undertaking” shall mean the undertaking of the Buyer’s Solicitor in the agreed terms.

“Claim” means any Indemnity Claim, Tax Deed Claim or Warranty Claim.

“Closing” means completion of this Agreement in accordance with clause 6.

“Closing Date” means that date upon which Closing occurs.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Co-Inventors” means the individuals whose names are specified in Part 1 of Schedule 2 hereof.

“Company” shall mean QRG Limited, a company incorporated in England and Wales and registered under the number 3540505.

“Company Board” shall mean the board of directors of the Company.

“Company Business” shall mean the business of owning, exploiting, developing, manufacturing, making commercially available, marketing, distributing, selling, importing for resale or licensing out of the Company Products and the Company Intellectual Property.

“Company Employee” shall mean any current Employee of any QRG Group Entity.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement, whether written or unwritten, providing for compensation, severance, redundancy pay, termination pay, change in control, bonus, deferred compensation, performance awards, share or share-related awards, profit-share, welfare benefits, fringe benefits, payroll practice or other employee benefits or remuneration, of any kind including, without limitation, for the provision of retirement, death, disability, life assurance, medical, sickness, permanent ill health or similar benefits, or incentivisation or retention of any kind, whether written or unwritten, funded or unfunded of any QRG Group Entity in relation to any Company Employee or any former Employee of any QRG Group Entity, including the Company Options.

“Company Intellectual Property” shall mean any and all Intellectual Property Rights that are owned by or exclusively licensed to any QRG Group Entity including without limitation all Intellectual Property Rights transferred or purported to be transferred to any QRG Group Entity pursuant to any IP Transfer Agreement (regardless of the effectiveness or validity of any such agreement).

“Company Material Adverse Effect” shall mean any change, event, circumstance, effect or development that, individually or taken together with any other change, event, circumstance, effect or development is, or could reasonably be expected to be or become, materially adverse to (i) the condition (financial or otherwise), properties, assets (including intangible assets), Liabilities, business, operations or results of operations of the QRG Group Entities taken as a whole, or (ii) the effective transfer to the Buyer, pursuant to this Agreement and the Ancillary Agreements, of the entire issued and to be issued share capital of the Company, provided however that any adverse change, event, circumstance or effect arising from or related to conditions generally affecting (A) the industry in which such entity or its subsidiaries operate (provided that such conditions do not affect such entity disproportionately as compared to such entity’s competitors) or (B) the global securities markets or the world economy (provided that such conditions do not affect such entity disproportionately as compared to such entity’s competitors), shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur.

“Company Option” shall mean each EMI Option and each Unapproved Option, and “Company Options” means all of them.

“Company Products” shall mean all products and services developed (including products and services for which development is substantially completed), manufactured, made commercially available, marketed, distributed, sold, imported for resale or licensed out by or on behalf of any QRG Group Entity (and their predecessor Entities) in the last five (5) years and all products and services which any QRG Group Entity intends at the date of this Agreement to manufacture, make commercially available, market, distribute, sell, import for resale, or license out within twelve (12) months after the date hereof.
“Company Registered Intellectual Property” shall mean all Registered Intellectual Property that has been registered or filed in the name of any QRG Group Entity or that is or was Company Intellectual Property.

“Company Share” shall mean each issued ordinary share, ordinary “A” share (including any ordinary share or ordinary “A” share subject to a share warrant to bearer), each such share with a nominal value of one hundredth of a penny sterling in the capital of the Company, fully paid or credited as fully paid, and any other issued shares in the capital of the Company, and “Company Shares” shall mean all of them.

“Company Source Code” shall mean software and other code that is, or is capable of being rendered into human readable and understandable form or is intended to be compiled into machine readable or object code form and that is owned or created by any QRG Group Entity, and “Company Source Code” shall include netlists, RTL and GDSII files, Gerber files, and similar code used in connection with the design or manufacture of Company Products.

“Confidentiality Agreement” has the meaning set out in clause 12.1.1.

“Confirmation Letter” means the letter in respect of each Critical Consultant and Important Consultant confirming that such consultant agrees to continue to be engaged on the terms of their existing consultancy agreement and the non-disclosure agreement, each letter and non-disclosure agreement signed by the relevant Critical Consultant or Important Consultant in the form of the template letter in the agreed terms.

“Confirmatory Assignment” means a short form assignment in the agreed terms relating to the Intellectual Property Rights transferred to the Company pursuant to the Philipp IP Transfer Agreement.

“Consents” means:
(a)	the written consent in the agreed terms of [*] to the acquisition of the entire issued share capital of the Company by the Buyer as required pursuant to the software licence agreement between the Company and [*] dated 26 May 2006; and

(b)	the written consent in the agreed terms of [*] to the acquisition of the entire issued share capital of the Company by the Buyer as required pursuant to licence agreement between the Company and [*] dated 29 November 2007.

[Information marked [*] in this section has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]
“Consolidated Group” shall mean an affiliated, consolidated, combined, unitary or other group for Tax purposes (including any arrangement for group or consortium relief or similar arrangement).

“Contract” shall mean any mortgage, indenture, lease, contract, covenant, plan, insurance policy or other contract, agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise or licence (whether written or oral).

“Critical Consultants” means the individuals whose names are specified in part 2 of Schedule 2.

“Critical Employees” means the individuals whose names are specified in part 3 of Schedule 2.

“Critical Employee Employment Contracts” means employment contracts in respect of each of the Critical Employees signed in each case by the relevant Critical Employee;

“Data Protection Laws” shall mean: (i) all applicable Laws, regulations, regulatory requirements and/or codes of practice in connection with the processing of personal data including, but not limited to, the UK Data Protection Act 1998; and (ii) all relevant European data protection and privacy Laws including, but not limited to, Directive 95/46/EC on the processing of personal data and the free movement of such data.

“Deferred Consideration” means the sum of US$[*] represented in the form and payable in accordance with the terms of this Agreement and Schedule 4 hereof in particular. [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

“Design Rights Transfer Agreement” means the agreement between (1) Mr [*] and (2) the Company in the agreed terms pursuant to which Mr [*] irrevocably transferred to the Company the Intellectual Property Rights referred to therein. [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

“Disclosure Documents” means the true and complete copies of documents listed in the schedule of documents annexed to the Disclosure Letter.

“Disclosure Letter” means the disclosure letter of the same date as this Agreement and delivered by the Seller to the Buyer in final form (together with the Disclosure Documents), the receipt of which has been acknowledged by the Buyer in writing.

“Distribution Amount” means the Escrow Amount and any net interest thereon less (i) any amounts paid to the Buyer pursuant to clause 8.5 from the Escrow Amount and (ii) the Holdback Amount.

“Domain Name Transfer Agreement” means the agreement between (1) Mr [*] and (2) the Company dated 5 February 2008 pursuant to which Mr [*] irrevocably transferred to the Company the internet domain name registrations referred to therein. [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

“EBT” means the QRG Employee Benefit Trust created by deed dated 30 September 2004.

“EMI Options” means the Enterprise Management Incentive options granted by the trustees of the EBT to certain of the Optionholders over 687,000 Company Shares as specified in Part 3 of Schedule 1B.

“EMI Optionholders” means the individuals who have been granted EMI Options and who are specified in Part 1 of Schedule 1C.

“Employee” shall mean, with respect to any Entity, an employee, advisor, consultant, independent contractor or director of such Entity and its Subsidiaries, including any individual within the definition of “employee” or “worker” in section 230 of the UK Employment Rights Act 1996.
“Employee Agreement” shall mean each management, employment, severance, secondment, separation, settlement, consulting, consultancy, contractor, relocation, repatriation, expatriation, loan, visa, work permit or other agreement, or contract (including, any offer letter, heads of terms or any other agreement providing for remuneration or compensation or benefits) between any QRG Group Entity and any Company Employee, including any contract within section 230(2) or 230(3)(b) of the UK Employment Rights Act 1996.

“Entity” shall mean any Person that is not a natural person.

“Environmental Laws” shall mean all Laws binding upon the QRG Group Entities concerning pollution or protection of the environment, including without limitation all those relating to the, generation, handling, transportation, treatment, storage, disposal, distribution, labelling, discharge, release, threatened release, control, or cleanup of any actual or threatened emissions, seepages, discharges, escapes, releases or leaks of pollutants, contaminants, and Hazardous Materials.

“Environmental Permit” means any licence, consent, authorisation, certification, registration or Permit required under Environmental Laws.

“Escrow Account” shall mean an interest-bearing deposit account in the joint names of the Buyer’s Solicitors and the Seller’s Solicitors to be opened at the Escrow Bank and operated in accordance with this Agreement, in particular Schedule 3 hereto.

“Escrow Account Instruction Letter” means the letter in the agreed terms instructing the Buyer’s Solicitors and the Seller’s Solicitors to open and operate the Escrow Account from the (1) the Buyer and the Seller to (2) the Buyer’s Solicitor and the Seller’s Solicitors.

“Escrow Amount” means the sum of US$12,999,999.94.

“Escrow Bank” shall mean Coutts & Co. of 440, Strand, London WC2R OQS.

“Escrow Release Date” shall mean the date of the eighteen (18)-month anniversary of the Closing Date or if and to the extent of any Holdback Amount such later date on which such Holdback Amount is released pursuant to Schedule 3.

“GAAP” shall mean United Kingdom Generally Accepted Accounting Principles applicable to Smaller Entities applied by the Company on a consistent basis.

“Generally Commercially Available Code” shall mean any generally commercially available software in executable code form (other than development tools and development environments) licensed to the Company or any of its Subsidiaries on a perpetual license basis for a single up-front licence fee, for a cost of not more than £5,000 for a perpetual licence per user or work station, and not more than £25,000 in the aggregate for all perpetual licences for all users and work stations.

“Governing Documents” shall mean the charter, organisational and other documents by which any Entity establishes its legal existence or which govern its internal affairs, the rights, preferences, and privileges of its shares, share, quotas or other forms of equity interest, or its authority to issue any such shares, share, quotas or other forms of equity interest, and shall include: (i) in respect of a corporation, its certificate or articles of incorporation and memorandum or articles of association and/or its bylaws; and (ii) in respect of a partnership, its certificate of partnership and its partnership agreement, in each case, as amended to the date hereof.
“Governmental Entity” shall mean any supranational, national, state, municipal, local or foreign government, any court, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any share exchange or similar self-regulatory organisation or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.

“Hazardous Material” shall mean any amount of any substance that has been designated by any Governmental Entity or by applicable Environmental Laws to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including but not limited to, PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances but excluding office and janitorial supplies properly and safely maintained in accordance with applicable Laws.

“Health and Safety Law” means all applicable Laws, regulations, directives, statutes, subordinate legislation, common law, civil codes and other national or local laws, all judgments, Orders, instructions, or awards of any court or competent authority and all guidance notes and approved codes of practice which apply or relate to health and safety of humans.

“Holdback Amount” has the meaning given in clause 8.5.7.

“HMRC” shall mean Her Majesty’s Revenue and Customs.

“Important Consultants” means the individuals whose names are set out in Part 4 of Schedule 2.

“Important Employees” means the individuals whose names are set out in Part 5 of Schedule 2.

“Important Employee Employment Contracts” means employment contracts in respect of each of the Important Employees in the form of the template letter in the agreed terms.

“Indebtedness” shall mean, with respect to any Person, (a) all obligations of such Person for borrowed money, whether current or funded, secured or unsecured, (b) all obligations of such Person for the deferred purchase price of any property or services (other than trade accounts payable arising in the ordinary course of the business of such Person), (c) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of a default may be limited to repossession or sale of such property), (d) all obligations of such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (e) all obligations under leases which shall have been or should be, in accordance with GAAP or other generally accepted accounting principles as applicable to such Person, recorded as capital leases in respect of which such Person is liable as lessee, (f) any obligation of such Person in respect of bankers’ acceptances, (g) any obligations secured by Liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (h) all obligations of a type referred to in clauses (a), (b), (c), (d), (e), (f) or (g) above which is directly or indirectly guaranteed by such Person or which it has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, and (i) any re-financings of any of the foregoing obligations.

“Indemnified Parties” means the Buyer, the other members of the Parent Group, the Company and each of its Subsidiaries and their respective Representatives, and “Indemnified Party” means any of them.

“Indemnity Claim” means any claim by the Buyer against the Seller pursuant to clause 8.1.

“Information Technology Systems” shall mean all communications systems and computer systems used by QRG Group Entities including all hardware, Software and websites but excluding networks generally available to the public.

“Initial Consideration” means the sum in cash of US$[*]. [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

“Intellectual Property Rights” shall mean collectively, all of the following intangible legal rights in any and all jurisdictions throughout the world, whether or not filed, perfected, registered or recorded: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations in part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including without limitation invention disclosures (“Patents”); (ii) all trade secret and corresponding rights in Know-how (“Trade Secrets”); (iii) all copyrights, copyright registrations and applications therefor, moral rights and all other rights corresponding thereto in work of authorship throughout the world (“Copyrights”); (iv) all industrial designs, design rights and any registrations and applications therefor throughout the world; (v) mask works, mask work registrations and applications therefor, and all other rights corresponding thereto throughout the world, including but not limited to semiconductor topography rights (“Mask Works”); (vi) all rights in World Wide Web addresses and domain names and applications and registrations therefor, all trade names, logos, get-up, common law Trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world (“Trademarks”); (vii) any other rights in or to Technology; and (viii) any similar, corresponding or equivalent rights to any of the foregoing.

“IP Transfer Agreements” means (i) the Philipp IP Transfer Agreement; (ii) the Domain Name Transfer Agreement; (iii) the Design Rights Transfer Agreement and (iv) each of the agreements between (1) each of the Co-Inventors and (2) the Company dated 5 February 2008 pursuant to which the Seller and each of the Co-Inventors irrevocably transferred to the Company all Intellectual Property Rights referred to therein.

“Ireland Agreement” means the agreement between the (1) Seller and Mrs Philipp and (2) the Company dated 1 February 2008 pursuant to which the Seller and Mrs Philipp transferred the legal title to the entire issued share capital of QRG Ireland to the Company.

“Irish IP Licence” shall mean the software distribution and licence agreement between the Company and QRG Ireland dated 5 February 2008 pursuant to which QRG Ireland was granted a non-exclusive licence of certain Company Intellectual Property.

“IRS” shall mean the United States Internal Revenue Service.

“ITEPA” shall mean the Income Tax (Earnings and Pensions) Act 2003.

“Know how” shall mean all know how, Trade Secrets and confidential information, in any form (including paper, electronically stored data, magnetic media, film and microfilm) including without limitation financial and technical information, drawings, formulae, test results or reports, project reports and testing procedures, information relating to the working of any product, process, invention, improvement or development, instruction and training manuals, tables of operating conditions, information concerning intellectual property portfolio and strategy, market forecasts, lists or particulars of customers and suppliers, sales targets, sales statistics, prices, discounts, margins, future business strategy, tenders, price sensitive information, market research reports, information relating to research and development and business development and planning reports and any information derived from any of them.
“Law” shall mean any law (including common law), statute, rule, regulation, ordinance, directive, decree, code, award, Order, or other pronouncement having the effect of law of any country or state, or of any Governmental Entity, including, for the avoidance of doubt, any law relating to anti-competitive agreements or practice or behaviour or similar matter.

“Leading Junior Counsel” means a barrister as recognised by the legal profession as being a specialist in respect of the subject matter of the claim in question and having at least 10 years’ call and ability to provide an opinion on any Payment Notice.

“Lease Agreement” has the meaning given in clause 7.16.2.

“Leased Real Property” has the meaning given in clause 7.16.2.

“Liability” shall mean any debt, liability, commitment or obligation of any kind, character or nature whatsoever, whether known or unknown, secured or unsecured, fixed, absolute, contingent or otherwise, and whether due or to become due.

“Lien” shall mean any lien, pledge, charge, claim, mortgage, right of first refusal, licence, limitation in voting interest, security interest or other encumbrance of any sort.

“Long Stop Date” means 30 June 2008.

“Losses” all losses, damages, costs and expenses (including, debts, demands, suits, claims, actions, assessments, liabilities, judgments, reasonable expenses of investigation and the reasonable fees and expenses of counsel and other professionals properly incurred in connection with investigating, defending against or settling any of the foregoing).

“Specified Retention” has the meaning given in Schedule 5 hereto.

“Minority Shares” means the [*] Company Shares which will be held, at the Closing Date, by the Minority Shareholders as set out in Part 2 of Schedule 1B. [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

“Minority Shareholders” means the several persons who hold Company Shares and whose names and addresses are set out in Part 2 of Schedule 1B.

“Minority Shareholders’ Agreements” means the agreements dated the same date as this Agreement between the (1) each of the Minority Shareholders and (2) the Buyer.

“Mrs Philipp” means Mrs Kathleen Philipp of [*]. [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

“Non Quarry Entity Amending Agreements” means certified copies of the following documents:

in respect of QRG Mauritius:

(a)	an electronic copy of the certificate issued by the competent authority evidencing the registration of the change of name of QRG Mauritius to New Philipp Securities Limited;

(b)	the Termination Agreement duly executed by the parties thereto;
in respect of QRG Singapore:
(c)	an electronic copy of the certificate issued by the competent authority evidencing the registration of the change of name of QRG Singapore to Philipp Holdings Pte. Ltd;
in respect of QRG US:
(d)	an electronic copy of a certificate of dissolution issued by the State of Delaware.
“Notional Tax” means the amount of Tax that would have been payable by the Seller on the Purchase Consideration (excluding for these purposes any adjustments to the Purchase Consideration under clauses 8.6 to 8.9) had Closing occurred on 5 April 2008, provided that such amount shall be assumed to be at least 15% of the Purchase Consideration (excluding for these purposes any adjustments to the Purchase Consideration under clauses 8.6 to 8.9).

“Open Source” shall mean any open source, public source or freeware software, or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU General Public Licence (GPL), GNU Lesser General Public Licence (LGPL), Mozilla Public Licence (MPL), BSD Licences, the Artistic Licence, the Netscape Public Licence, the Sun Community Source Licence (SCSL), the Sun Industry Standards Licence (SISL), the Apache Licence or other software that is licensed pursuant to a Licence that purports to require the distribution of, or access to, source code, or purports to restrict the Licencee’s ability to charge for distribution of, or to use of such software for commercial purposes, or that purports to impose any notice requirements with respect to the distribution or licensing of such software or derivatives thereof.

“Option Decision Form” means the irrevocable forms of notice of exercise and undertaking to sell the Company Options in the agreed terms.

“Optionholders” means EMI Optionholders and the Unapproved Optionholders.

“Option Proposal Letters” means the forms of letters to Optionholders in the agreed terms.

“Option Shares” means (a) the 687,000 Company Shares which are the subject of the EMI Options and; (b) the 247,000 ordinary shares with a nominal value of one hundredth of a penny sterling each in the capital of the Company to be issued fully paid or credited as fully paid which are the subject of the Unapproved Options.

“Order” shall mean any writ, judgment, decree, award, ruling, injunction, decision or similar order of any Governmental Entity or any undertaking or commitment given to such Governmental Entity, in each case whether preliminary or final.

“Parent Group” shall mean the Parent and each of its Subsidiaries and Affiliates.

“Permits” shall mean permits, Licences, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Entities.

“Permitted Liens” shall mean (i) liens for Taxes and other similar governmental charges and assessments which are not yet due and payable, or which are being contested in good faith and for which adequate reserves have been established, (ii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, and (iii) security given in the ordinary course of business consistent with past practice to any public utility, Governmental Entity or other statutory or public authority having jurisdiction over the QRG Group Entities, and (iv) the Out-Licence (as defined in clause 7.18.15) entered into in the ordinary course and set forth in the Disclosure Letter.
“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint share company), firm or other enterprise, association, organisation, Entity or Governmental Entity.

“Philipp IP Transfer Agreement” means the agreement between (1) the Seller and (2) the Company dated 5 February 2008, pursuant to which the Seller irrevocably transferred to the Company all Intellectual Property Rights referred to therein.

“Purchase Consideration” shall mean consideration on the basis described herein equal to US$[*] (as may be reduced in accordance with this Agreement). [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

“QRG Mauritius” means Quantum Technology Management Limited (a company registered in Mauritius) whose registered office is at 608 St James Court, St Denis Street, Port Louis, Mauritius.

“QRG Group Entity” shall mean the Company and each of its Subsidiaries and Affiliates and each Entity that is an Affiliate of the Seller (which term shall include QRG Ireland but such term shall for the avoidance of doubt exclude QRG Mauritius, QRG Singapore, QRG US and [*]) which is directly or indirectly involved in the performance of the Company Business (which term shall include the Seller where applicable), and “QRG Group Entities” means all of them. [*] Certain information in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

“QRG Ireland” means Quantum Research Group Limited (a company registered in Ireland with company number 430052) whose registered office is at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.

“QRG Singapore” means QRG Research Pte. Ltd., a company incorporated under the laws of the Republic of Singapore with company number 200602694W.

“QRG US” means QRG Corp, a corporation incorporated pursuant to the laws of the State of Delaware, USA.

“Registered Intellectual Property” shall mean Intellectual Property Rights that have been registered, filed, certified or otherwise registered, perfected or recorded with or by any Governmental Entity or other public or quasi public legal authority, including any domain names registrations.

“Representatives” shall mean with respect to any Person, its Affiliates and the shareholders, employees, officers, directors, investment bankers, attorneys, accountants, agents and authorised representatives of such Person or its Affiliates.

“Seller’s Shares” means the [*] Company Shares which are held by or in respect of which the Seller is in possession of a share warrant to bearer (i) as at the date hereof as set out in part 1 of Schedule 1A and (ii) as at Closing as set out in Part 2 of Schedule 1A. [Information

marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]
“Seller’s Solicitors” means Shoosmiths of Russell House, 1550 Parkway, Solent Business Park, Whiteley, Fareham, Hampshire PO15 7AG, UK.

“Specified Warranties” means the following Warranties:
(e)	Clause 7.1 (Authority; Ownership)

(f)	Clause 7.2 (Non-contravention)

(g)	Clause 7.4 (Legal Ownership of Shares);

(h)	Clause 7.6 (Capitalisation);

(i)	Clause 7.10 (No Undisclosed Liabilities);

(j)	Clause 7.14 (Tax Matters);

(k)	Clause 7.17 (Assets);

(l)	Clause 7.18 (Intellectual Property); and

(m)	Clause 7.24 (Litigation).
“Software” means all software used in connection with the business of any QRG Group Entity, including Generally Commercially Available Code and firmware that relates to or is comprised in hardware, together with all supporting documentation and materials necessary to enable a user to make full use of the functionality of, or to administer effectively, such software and firmware.

“Subsidiary” shall mean, with respect to any Person, any Entity, whether or not existing on the date hereof, in which such Person (or another Subsidiary of such Person) (i) beneficially owns (A) at least fifty percent (50%) of either the voting power or equity interests of such Entity, (B) the right to receive at least fifty percent (50%) of the net assets of such Entity available for distribution to the holders of equity interests upon a liquidation or dissolution of such Entity or (C) a general or managing partnership interest in such Entity and/or (ii) holds any share(s) in such Entity and controls the composition of its board of directors.

“Taper Relief” shall be construed in accordance with the use of such term in the Taxation of Chargeable Gains Act 1992.

“Taxation” or “Tax” means all forms of tax, duty, rate, levy, charge, instalment or other imposition, assessment, liability or withholding whenever and by whatever authority imposed and whether of the United Kingdom, Ireland or elsewhere, including (without limitation) any tax on gross or net income profit or gains (including income tax required to be deducted or withheld from or accounted for in respect of any payment), corporation tax, advance corporation tax, capital gains tax, capital transfer tax, value added tax, stamp duty, capital duty, stamp duty reserve tax, stamp duty land tax, PAYE, national insurance, pay related social insurance and other similar contributions, any liability arising under Section 419, Section 703 or Section 747 of the Taxes Act and any other taxes, duties, rates, levies, charges, imposts or withholdings corresponding to, similar to, in the nature of, replaced by or replacing any of them together with any interest, penalty, surcharge or fine in connection with any taxation, and any liability to make a payment by way of reimbursement, recharge, indemnity, damages connected in any way with any taxation and regardless of whether any such taxes, duties, rates, levies, charges, imposts, withholdings, interest, penalties or fines are chargeable directly or primarily against or attributable directly or primarily to a QRG Group Entity or any other person and of whether any amount in respect of any of them is recoverable from any other person.
“Taxes Act” means the Income and Corporation Taxes Act 1988.

“Tax Authority” shall have the meaning given to that term in the Tax Deed.

“Tax Deed” shall mean the tax deed of covenant in the agreed terms to be entered into between (1) the Seller and (2) the Buyer.

“Tax Deed Claim” means any claim by the Buyer against the Seller under the Tax Deed.

“Tax Relief” means (i) any relief, loss, allowance, exemption, set-off or credit in respect of any Taxation; (ii) any deduction in computing income, profits or gains for the purposes of any Taxation; or (iii) any right to repayment of Taxation including any repayment supplement or interest in respect of tax.

“Tax Return” shall mean returns, estimates, amendments, information statements, elections, forms, transfer pricing or other technical studies and reports, and any attachments, appendices or addenda thereto relating to any and all Taxes, and including any workpapers or other documents upon which any of the foregoing are based.

“Tax Warranties” shall mean the warranties contained in clause 7.14.

“TCA” shall mean the Taxes Consolidation Act, 1997, of Ireland.

“Technology” shall mean any or all of the following: (i) works of authorship, including computer programs in any form, including but not limited to, source code and object code, whether embodied in software, firmware or otherwise, development tools, documentation, designs, files, records, data, Netlists, GDSII files, and Gerber files, and all media on which any of the foregoing is recorded, and semiconductor Mask Works; (ii) inventions (whether or not patentable), improvements, and technology; (iii) proprietary and confidential information, Trade Secrets and Know-how; (iv) databases, data compilations and collections, customer lists and technical data; (v) logos, trade names, trade dress, Trademarks and service marks; (vi) domain names, Web addresses and sites; (vii) tools, methods and processes; and (viii) all instantiations and disclosures of the foregoing in any form and embodied in any media, and all documentation related to the foregoing.

“Termination Agreement” shall mean the termination agreement dated 5 February 2008 for a number of consultancy agreements and licences, namely a licence deed between [*] and QRG Mauritius, a patent application licence between the Seller and [*], a Philipp Consultancy Agreement between [*] and the Seller, a QRG Consultancy Agreement between [*] and the Seller, and a Secondary Rights Licence between [*] and the Company, all dated 11 June 2001. [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

“Territories” shall mean all of the countries in which any QRG Group Entity sells products or provides services as at the Closing Date (or has sold products or provided services within the eighteen (18) month period up to and including the Closing Date), together with any countries in relation to which any QRG Group Entity has made investments as at the Closing Date with a view to providing products or services in those countries, including, without limitation, England and/or Scotland and/or Wales and/or Northern Ireland and/or the Republic of Ireland

and/or Singapore and/or Bulgaria and/or Taiwan and/or China and/or South Korea and/or Germany and/or USA and/or Japan.
“Third Party Expenses” shall mean any (i) fees, expenses and disbursements of legal, accounting and financial advisors incurred or agreed to be incurred by a Party (or required by any officer, director or shareholder of such Party to be incurred by such Party) in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, (ii) any third party fees and expenses incurred or agreed to be incurred by a Party (or required by any officer, director or shareholder of such Party to be incurred by such Party) in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, including any consulting fees and expenses and any payments in relation to cancelled or exchanged Company Options, and (iii) any stay-on bonus, transaction completion bonus or other similar payment made or required to made to the Company Employees on or after the Closing as a result of the transactions contemplated hereby, which payment is made pursuant to an agreement entered into by any QRG Group Entity prior to the Closing unless agreed to after the date hereof in writing by the Buyer.

“Top Customers” has the meaning given in clause 7.19.1.

“Top Distributors” has the meaning given in clause 7.19.2.

“Top Licencees” has the meaning given in clause 7.19.2.

“Top Suppliers” has the meaning given in clause 7.19.3.

“Transferred Intellectual Property Rights” shall mean, with respect to any Person, all Intellectual Property Rights assigned or transferred or purported to be assigned or transferred to the Company by such Person pursuant to the IP Transfer Agreements (regardless of the effectiveness or validity of such agreements).

“Unapproved Optionholders” means the individuals who have been granted Unapproved Options and who are specified in part 2 of Schedule 1C.

“Unapproved Options” means the options granted by the Company over 247,000 ordinary shares with a nominal value of one hundredth of a penny sterling each in the capital of the Company specified in part 2 of Schedule 1C of which 137,000 will be issued fully paid or credited as fully paid following the exercise of Unapproved Options.

“Undertaking” means an undertaking in the agreed terms from the Buyer’s Solicitors addressed to the Seller’s Solicitors in respect of the documents to be delivered pursuant to clause 4.2.1b).

“Warranty Claim” means a claim by the Buyer against the Seller for breach of any of the Warranties.

“Warranties” means the representations and warranties set out in clause 7 and Schedule 4 of this Agreement, and “Warranty” means any of them.

“Waste” means any discarded, unwanted, broken, spoiled or surplus substance, material or article, and includes waste as defined under any Environmental Laws.

1.2	Interpretations; General Provisions

1.2.1	When a reference is made in this Agreement to a clause or a Schedule, such reference shall be to a clause or a Schedule to this Agreement unless otherwise indicated.

1.2.2	The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”.

1.2.3	The headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

1.2.4	A document in the “agreed terms” is a reference to that document in the form approved by each Party and initialled by, or on behalf of, each of them for the purpose of identification.

1.2.5	All references in this Agreement to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

1.2.6	Any Dollar or Pound Sterling thresholds set forth herein shall not be used as a benchmark for determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

1.2.7	The phrase “in the ordinary course of business consistent with past practice”, or other similar phrase, shall mean in the ordinary course of the operation of the Company Business consistent with past practice, in each case, taking the QRG Group Entities as a whole (and not the ordinary course of business of any particular QRG Group Entity).

1.2.8	Unless otherwise specifically provided, all references in this Agreement to “Dollars” and “$” shall mean means United States Dollars; all references to “Pounds Sterling” or “£” shall refer to the common currency of the United Kingdom, and all references to “Euros” or “€” shall refer to the common currency of the European Union. Any thresholds set forth herein which are expressed in Pounds Sterling shall be deemed to refer to such amount(s) in any currency or currencies whatsoever which would equate to such amount expressed in Pounds Sterling.

1.2.9	As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires.

1.2.10	References to dates which do not fall on a Business Day shall be construed as references to the immediately subsequent Business Day.

1.2.11	References to time of day shall be a reference to London time.

1.2.12	If a period of time is specified and runs from a given day or the day of an act or event, it shall be calculated exclusive of that day.

1.2.13	The Parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

1.2.14	With respect to clause 7 hereof, the following shall apply:

a)	where any warranty is qualified by the expression “to the Seller’s knowledge” or “so far as the Seller is aware”, or any similar expression, such warranty shall be deemed to include an additional statement that it has been made after due, diligent and careful enquiry by the Seller, and that the Seller has used his reasonable endeavours to ensure that all information given in such warranty is true, complete and accurate in all respects (which shall include, for such purpose, making diligent enquiries of the directors and members of management of all relevant QRG Group Entities);

b)	the Seller shall as soon as reasonably practicable disclose any matter or thing which arises or of which he becomes aware after entering into this Agreement which is a breach of any of the Warranties (or which will or may be a breach of any Warranty when such Warranty is repeated at the Bring Down Date or Closing (as appropriate));

c)	the Seller acknowledges that, in entering into this Agreement, the Buyer and the Parent have relied upon prior representations by the Seller in terms of the Warranties;

d)	the Seller shall not (if a claim is made against him in connection with this Agreement) make any claim against any QRG Group Entity or any person who prior to the date hereof was a director, employee, agent (excluding for the avoidance of doubt professional advisers appointed by any QRG Group Entity prior to the date hereof by) or officer of any QRG Group Entity (other than in relation to fraud or fraudulent concealment on the part of any such director, employee, agent or officer) and on whom he may have relied before agreeing to any term of this Agreement or authorizing any statement in the Disclosure Letter. The Seller acknowledges that he has no rights to make any such claim; and

e)	each of the Warranties shall be construed as a separate warranty and except where this Agreement expressly provides otherwise, each warranty is not limited by the other provisions of this Agreement, including the other Warranties.
2	SHARE PURCHASE

2.1	The Share Purchase
2.1.1	At the Closing and subject to and upon the terms and conditions of this Agreement, the Buyer shall purchase from the Seller and the Seller shall sell, convey, transfer, assign and deliver to the Buyer, with full title guarantee free and clear of all Liens, encumbrances or other defects of title, the Seller’s Shares.

2.1.2	The Seller waives and agrees to procure the waiver of any restrictions on transfer, including pre emption rights, which may exist in relation to any Company Shares.
2.2	The Purchase Consideration

The consideration for the Seller’s Shares shall be the Purchase Consideration which shall be satisfied as follows:
2.2.1	the payment by the Buyer to the Seller on the Closing Date of the Initial Consideration;

2.2.2	the payment by the Buyer to the Seller of the Specified Retention on and subject to the terms set out in Schedule 5;

2.2.3	the payment by the Buyer into the Escrow Account on the Closing Date of the Escrow Amount in accordance with clause 6.4 and thereafter such amount shall be dealt with on and subject to the terms set out in Schedule 3; and

2.2.4	the payment and delivery by the Buyer to the Seller of the Deferred Consideration on and subject to the terms set out in Schedule 4.
The Parties acknowledge and agree that the Purchase Consideration represents the same proportion of US$129,999,999.35 (being the amount of consideration payable in aggregate by the Buyer for the entire issued and to be issued share capital of the Company under this Agreement, the Minority Shareholders’ Agreements and the Option Decision Forms taken together) as the Seller’s Shares represent of 20,189,000 Company Shares (being the total number of Company Shares which the Seller represents in clause 7.6.2 will be issued and outstanding on the Closing Date). Without prejudice to the other terms of this Agreement, the Seller agrees that the Purchase Consideration shall be reduced if and to the extent that the true number of Company Shares issued and outstanding on the Closing Date exceeds 20,189,000. In particular, the Seller agrees to indemnify, defend and hold harmless the Buyer from any cost of acquiring shares in the capital of the Company subject to Company Options granted by the Company to (i) [*] on 14 November 2007 and (ii) to [*] on 15 January 2008, or, in each case, from any Losses arising in connection with such Company Options. [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

2.3	No Further Ownership Rights in Company Shares

The amounts paid and consideration otherwise delivered in respect of the transfer of the Seller’s Shares in accordance with the terms of this Agreement shall be deemed to be full satisfaction of all rights pertaining to such Seller’s Shares or any other Company Shares or any warrants or other instruments or interests in the capital of the Company which the Seller holds or which would entitle the Seller to purchase or have issued to him shares or other interests in the capital of the Company.

3	CONDITIONS

3.1	Condition to Closing

Closing is subject to and conditional upon either:
3.1.1	the approval of the transaction contemplated by this Agreement by the German Federal Cartel Office (Bundeskartellamt) pursuant to Section 40 of the German Act on Restraints of Competition 1998 (Gesetz gegen Wettbewerbsbeschraenkungen) with no restrictions attached to such approval or, where such approval is granted with restrictions attached, on terms satisfactory to the Buyer; or

3.1.2	the expiry of the time period after which such consent is deemed to have been granted under the German Act on Restraints of Competition 1998 without a decision having been taken by that authority.
3.2	Satisfaction of the Condition

3.2.1	The Buyer shall use all reasonable endeavours to submit to the German Federal Cartel Office (Bundeskartellamt) the application for approval of the transaction in the agreed terms within three (3) Business Days of the date hereof and in any event shall so submit such application as promptly as practicable after the date of this Agreement (taking into account for example but without limitation the need of the Parties to correct factual inaccuracies in such application before its submission).

3.2.2	Unless and until the condition set out in clause 3.1 has been waived in accordance with clause 3.5, the Parties shall use all their respective reasonable endeavours to procure the satisfaction of the condition set out in clause 3.1, as soon as possible following the date of this Agreement.
3.3	Notification of Satisfaction of Condition

The Buyer shall notify the Seller of the satisfaction of the condition set out in clause 3.1 as soon as possible after the Buyer becomes aware that the condition has been satisfied and in any event within two (2) Business Days of so becoming aware.

3.4	Failure to satisfy the Condition

If the condition set out in clause 3.1:
3.4.1	becomes impossible to satisfy on or before the Long Stop Date and has not been waived in accordance with clause 3.5 within two (2) Business Days of the Buyer becoming aware of such condition having become impossible to satisfy; or

3.4.2	has not been satisfied by the Long Stop Date and has not been waived in accordance with clause 3.5, this Agreement shall terminate and the provisions of clause 10.3 shall apply.

3.5	Waiver

Waiver of the condition in clause 3.1 (in whole or in part) is permitted at any time by mutual agreement between the Parties, acting reasonably.

4	EXCHANGE AND BRING DOWN

4.1	Exchange
4.1.1	Exchange shall occur immediately following the signature of this Agreement.

4.1.2	On the date of this Agreement, the Seller shall deliver to the Buyer:
a)	certified copies of the following documents duly executed by the parties thereto:
i	the Ireland Agreement and a certified copy of the register of members of QRG Ireland;

ii	the IP Transfer Agreements (other than the Design Rights Transfer Agreement);

iii	the Confirmatory Assignment;

iv	the Critical Employee Employment Contracts (signed by each Critical Employee but not the Company);

v	the Confirmation Letters for each Critical Consultant (signed by each Critical Consultant but not by the Company; and

vi	the Irish IP Licence;
b)	the following documents:
i	the Minority Shareholders’ Agreements duly executed by each Minority Shareholder;

ii	the Disclosure Letter duly executed by the Seller and the Disclosure Documents; and

iii	the Escrow Account Instruction Letter duly executed by the Seller and the Seller’s Solicitors.

iv	written confirmation from the Seller’s Solicitors certifying that each or the Minority Shareholders were informed of the identity of the Seller and the purchase price to be received for their Company Shares and thereafter granted their respective authority to the Seller’s Solicitors to release to the Buyer on behalf of such Minority Shareholders the Minority Shareholders’ Agreements duly executed by such Minority Shareholders;
4.1.3	On the date of this Agreement, the Buyer shall deliver to the Seller:

a)	certified copies of the following documents:
i	a written resolution of the Directors of the Buyer authorising the execution of this Agreement; and

ii	minutes of a meeting of the board of directors of Parent authorising the execution of this Agreement; and
b)	the following documents:
i	the Minority Shareholders’ Agreements duly executed by the Buyer;

ii	the Disclosure Letter duly executed by the Buyer; and

iii	the Escrow Account Instruction Letter duly executed by the Buyer and the Buyer’s Solicitors.
4.1.4	As soon as reasonably practicable and in no event later than three (3) Business Days after the date hereof, the Seller shall cause the Company to despatch:
a)	the Option Proposal Letters and the Option Decision Forms to the Optionholders;

b)	the Confirmation Letters in respect of the Important Consultants to such consultants; and

c)	the Important Employee Employment Contracts to the Important Employees.
4.2	Bring Down
4.2.1	On the Bring Down Date the Seller shall deliver to the Buyer:
a)	the following documents:
i	each Important Employee Employment Contract as has at the Bring Down Date been executed by the relevant Important Employee;

ii	each Confirmation Letter as has at the Bring Down Date been executed by the relevant Important Consultant;

iii	in respect of each Optionholder, other than [*] and [*], an Option Decision Form duly executed by such Optionholder; [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

iv	the Non Quarry Entity Amending Agreements; and

v	each executed IP Transfer Agreement (other than the Philipp IP Transfer Agreement but including the Design Rights Transfer Agreement) duly notarised;

vi	the executed Philipp IP Transfer Agreement duly notarised and legalised by apostille;

vii	six (6) executed original copies of the Confirmatory Assignment, each duly notarised and legalised by apostille;
b)	duly executed but, if the Bring Down Date precedes the Closing Date, undated:
i	transfers in respect of all of the Seller’s Shares held by the Seller in registered form, all of the Minority Shares and all of the Option Shares resulting from the exercise of Company Options in each case duly executed by or on behalf of the relevant shareholder in favour of the Buyer together with definitive share certificates for them showing the name of the relevant shareholder as the registered holder (or a full express indemnity in case of any certificate found to be missing);

ii	written resignations of all directors and the company secretaries of each QRG Group Entity in the agreed terms;

iii	deed of amendment, appointment and retirement relating to the QRG Employee Benefit Trust in the agreed terms; and

iv	the Tax Deed duly executed on behalf of the Seller; and
c)	the following additional documents:
i	the appropriate forms to amend the mandates given by the Company and QRG Ireland to its bankers;

ii	certificates of incorporation, common seals and all statutory and minute books (which shall be written up to, but not including, the Bring Down Date) of the Company and QRG Ireland together with all unused share certificate forms; and

iii	all share warrants to bearer in respect of such of the Seller’s Shares as are held by the Seller by way of such warrants to bearer as set forth in Schedule 1B Part 1.
4.2.2	If the Bring Down Date precedes the Closing Date, the Buyer shall procure the delivery on the Bring Down Date of the Buyer’s Solicitors’ Undertaking to the Seller’s Solicitors.

4.2.3	The Parties acknowledge that, if the Bring Down Date precedes the Closing Date, the documents listed in clause 4.2.1b) shall be held by the Buyer’s Solicitors (in accordance with the terms of the Buyer’s Solicitors’ Undertaking) in escrow pending Closing at which time they shall be released to the Buyer without any further instruction or other action of the Seller, the Minority Shareholders or any other party in accordance with clause 6.1.
5	CONDUCT PRIOR TO THE CLOSING DATE
5.1	Conduct of Business of the Company
Except with the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed) or as expressly required by this Agreement during the period from the date of this Agreement and continuing until the earlier of the date of the termination of this Agreement or the Closing Date, the Seller agrees to the fullest extent possible in his capacity as a shareholder and/or director of the Company and/or relevant QRG Group Entity to cause:
5.1.1	the Company to operate the Company Business and to cause each QRG Group Entity to conduct its business, in the ordinary course consistent with past practices and in compliance with all Laws applicable, so as to maintain the Company Business as a going concern and with a view to profit;

5.1.2	each QRG Group Entity to:
a)	pay all Indebtedness and Taxes of such QRG Group Entity on their due date for payment, subject to good faith disputes with respect to such Indebtedness and Taxes pursuant to appropriate proceedings and for which adequate reserves have been established; and

b)	to the extent consistent with past practices, use reasonable endeavours to keep available the services of the present officers of each QRG Group Entity and the Company Employees and, in respect of the Critical Employees, use reasonable endeavours to procure that none of the Critical Employees takes any action to terminate, revoke or otherwise repudiate their acceptance of the Critical Employee Agreements and that none of the Critical Consultants takes any action to terminate, revoke or otherwise repudiate their acceptance of the Confirmation Letters;

c)	preserve the relationships of each QRG Group Entity with customers, suppliers, distributors, licensors, licensees and others having business dealings with them; and

d)	promptly undertake all actions and execute all documents, including any necessary registrations, recordations or filings with applicable authorities, including but not limited to the United States Patent and Trademark Office, United Kingdom Intellectual Property Office and the European Patent Office or any equivalent authority anywhere in the world, to record and confirm the transfer of ownership of the Transferred Intellectual Property Rights to the Company;
5.1.3	the QRG Group Entities not to:
a)	engage in or enter into any significant transaction or commitment, or relinquish any material right (outside the ordinary course of the Company’s business consistent with past practice), acquire or agree to acquire by merging or consolidating with, by purchasing any assets or equity securities of, by entering into a demerger transaction or by participating in any other type of corporate restructuring, any business or any Entity or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company Business;

b)	pass any resolution by the members of a QRG Group Entity in a general meeting unless required for the purpose of facilitating the transactions contemplated by this Agreement;

c)	make or agree to make any capital expenditure exceeding £25,000 individually or £50,000 in the aggregate;

d)	cause or permit any amendments to any QRG Group Entity’s Governing Documents, unless such amendment is required by Law or is required for the purpose of facilitating the transactions contemplated by this Agreement;

e)	pay, discharge or satisfy, in an amount in excess of £5,000 in any one case, or £20,000 in the aggregate, any claim, Liability, loan or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of Liabilities reflected or reserved against in the Company Balance Sheet or the Financial Statements;

f)	adopt, amend or fail to maintain any Company Employee Plan or enter into any new employment contract or new consultancy agreement or offer to employ or engage any person at an annual salary or rate of remuneration in excess of £25,000;

g)	revalue any assets of the QRG Group Entities, or adopt or change any of the QRG Group Entities auditors, accounting policies or accounting procedures, including with respect to reserves for excess or obsolete inventory, doubtful accounts or other reserves, depreciation or amortisation policies or rates, billing and invoicing policies, or payment or collection policies or practices, except insofar as may have been required by GAAP or required to change any assumption underlying, or method of calculating, any debts, creditors, contingency or other reserve;

h)	make or change any Tax election, adopt or change any Tax accounting method (including depreciation rates and valuation methods), enter into any closing agreement or Tax ruling, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or file any income or other material Tax Return or any amended Tax Return unless such Tax Return has been provided to the Buyer for review in accordance with the Tax Deed;

i)	declare, set aside, or pay any dividends on or make any other distributions (whether in cash, share or property) in respect of any Company Shares or any capital share of any QRG Group Entity, or split, combine or reclassify any Company Shares or any capital share of any QRG Group Entity or issue or authorise the issuance of any other securities in respect of, convertible into, or carrying a right to subscribe for in lieu of or in substitution for Company Shares or any shares in the capital of any QRG Group Entity, or repurchase, redeem or otherwise acquire, directly or indirectly, any Company Shares or shares of any shares in the capital of any QRG Group Entity (or options, warrants or other rights exercisable therefore), except in accordance with the agreements evidencing Company Options;

j)	terminate (unless the contract has come to an end by effluxion of time) or extend, or materially amend, waive, materially modify, or materially breach the terms of, any Material Contract (or agree to do so), (ii) terminate or extend, or amend, waive, modify or breach the terms of any IP Transfer Agreement, Critical Employee Employment Contract or Confirmation Letter, or Ancillary Agreement (or agree to do so), or (iii) enter into any Contract which would have been required to have been specifically disclosed in the Disclosure Letter had such Contract been entered into prior to the date hereof;

k)	enter into any Contract or assume any Liability which is incapable of being terminated within three (3) months;

l)	enter into or amend, waive or modify the terms of any Contract pursuant to which any other party is granted marketing, distribution, development manufacture or similar rights of any type or scope with respect to any Company Products, other than in the ordinary course of the Company Business consistent with past practice;

m)	enter into any Contract to purchase or sell any interest in real property, grant any security interest in real property, enter into any Contract to lease, sublease, licence or other occupancy agreement with respect to any real property or alter, amend, modify or terminate (unless the relevant Lease Agreement has terminated by effluxion of time) any of the terms of any Lease Agreements;

n)	otherwise than in the ordinary course of business remove or allow to be removed from any Leased Real Property of any of the QRG Group Entities any plant and machinery;

o)	enter into any licence or distribution agreement or arrangement which is exclusive and/or incapable of being terminated on less than six (6) months’ notice, or any joint venture, strategic alliance, outbound original equipment manufacturing or joint marketing or any similar arrangement or agreement affecting materially the business situation of the Quarry Group;

p)	enter into or renew or extend any Contracts or arrangements that limit or restrict any QRG Group Entity, or that could, after the Closing, limit or restrict the Buyer or any of its Affiliates, from engaging or competing in any line of business or in any geographic area or that involve exclusive terms of any kind;

q)	incur any Indebtedness or guarantee any Indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or create a Lien over any of its assets;

r)	grant any advance, deposit or loans to others or purchase debt securities of others or cancel, release or assign any indebtedness owed to any QRG Group Entity other than in the ordinary course of business;

s)	initiate, compromise, settle, waive or release any right or claim under, or file any pleadings in relation to, any action other than to enforce its rights under this Agreement in the ordinary course of business consistent with past practice;

t)	issue, grant, deliver, sell or authorise or propose the issuance, grant, delivery or sale of, purchase or propose the purchase of, any Company Shares or other shares in the capital of any QRG Group Entity or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue or purchase any such shares or other convertible securities, other than (i) issuances of Company Shares pursuant to exercises of Company Options in accordance with their terms, and (ii) repurchases at cost of Company Shares upon termination of a service provided and pursuant to the terms of a Contract existing on the date hereof and listed in the Disclosure Letter;

u)	save in respect of taking action to allow the Unapproved Options granted to [*], [*] and [*] to vest in full immediately prior to Closing, take any action to accelerate the vesting schedule of any Company Options; [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

v)	sell or licence or transfer to any Person any rights to any Company Intellectual Property or execute any Contract with respect to the Company Intellectual Property with any Person (other than non-exclusive licences to customers of any QRG Group Entity entered into in the ordinary course of business consistent with past practice);

w)	buy or licence the Intellectual Property Rights of any Person, other than licences for Generally Commercially Available Code;

x)	enter into any Contract with respect to the development of any Intellectual Property Rights with a third party (other than Contracts with Company Employees and professional services Contracts with customers, in each case in the ordinary course of business consistent with past practice);

y)	fail to renew or fail to take all reasonable action to defend or preserve any Intellectual Property Rights;

z)	change pricing or royalties set or charged by the Company or any of its Subsidiaries to its customers or distributors or agree to any material change in pricing or royalties set or charged by Persons who are suppliers or manufacturers of the Company Products (other than changes in pricing or royalties made in the ordinary course of business consistent with past practice);

aa)	disclose or agree to disclose to any Person any Know-how of any QRG Group Entity other than required by Law or pursuant to the terms of any Contract with customers;

bb)	pay or agree to pay any bonus or special remuneration to any director or Company Employee, or increase, or otherwise change (or agree to increase or otherwise change) the salary, bonus, wage rates or other compensation payable (including any equity-based compensation) payable or to become payable to any officer, director, employee or consultant, other than (i) pursuant to an Employee Agreement or Company Employee Plan (as required by such Plan) outstanding on the date hereof and specifically disclosed in the Disclosure Letter or (ii) as required by applicable Law (other than in the ordinary course of business consistent with past practice in an individual amount not more than £2,000 or, in aggregate, not to exceed £20,000);

cc)	make any declaration, payment or commitment or obligation of any kind for the payment (whether in cash, or equity or otherwise) of a severance payment, change in control payment, termination payment, redundancy payment, bonus or other additional salary or compensation to any such person in excess of £5,000;

dd)	terminate the contract of employment of or consultancy agreement of any Company Employees, or intentionally encourage any of the Company Employees to resign from or terminate their consultancy agreements with any QRG Group Entity (for the avoidance of doubt, this restriction shall not prevent any QRG Group Entity from summarily dismissing any Company Employees or from terminating any consultancy agreement on grounds of gross negligence);

ee)	appoint any attorneys, agents or, except in the ordinary course of business consistent with past practice and subject to pro forma non-disclosure obligations previously agreed with the Buyer, technical sub-contractors;

ff)	vary to any material extent any terms of any Company insurance policies, knowingly take any action which may invalidate any of its policies of insurance or take out any additional or replacement policies of insurance (other than renewals of the Company insurance policies on substantially the same terms as those in force at the date of this Agreement;

gg)	enter into any transaction with any Person otherwise than on an arm’s-length basis;

hh)	make any proposal for the winding-up or liquidation of any QRG Group Entity;

ii)	adopt or participate in any pension scheme (other than its existing pension schemes) or amend any of its existing pension schemes or review any such scheme or vary or cease contributions made to any such scheme save as required by the Buyer; or

jj)	take, commit or agree in writing or otherwise to take, any of the actions described in clauses 5.1.3(a) to (ii), inclusive.

5.2	Procedures for Requesting the Buyer Consent
5.2.1	If any QRG Group Entity desires to take an action, which action would be prohibited pursuant to clause 5.1 without the written consent of the Buyer, prior to taking such action the Seller or the relevant QRG Group Entity may request such written consent by sending an e-mail or facsimile to:

Patrick Reutens, Chief Legal Officer

Telephone: +1 (408) 436-[*]

Facsimile: +1 (408) 436-[*]

E-mail address: [*]@atmel.com

The person set forth in this clause 5.2.1 above has authority to grant and may grant consent on behalf of the Buyer to the taking of any action which would otherwise be prohibited pursuant to clause 5.1 by e-mail or such other notice that complies with the provisions of clause 15.6.

5.2.2	If any QRG Group Entity desires to take action, which action would be prohibited pursuant to clauses 5.1.3(c), (e) or (f) without the written consent of the Buyer, prior to taking such action, the Seller or the relevant QRG Group Entity may request such written consent by sending an e-mail or facsimile to both:

Patrick Reutens, Chief Legal Officer

Telephone: +1 (408) 436-[*]

Facsimile: +1 (408) 436-[*]

E-mail address: [*]@atmel.com

and

Peter Jones, Managing Director

Telephone: +44 (0) 1344 [*]

Facsimile: +44 (0) 1344 [*]

E-mail address: [*]@atmel.com

[*] Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Either person set forth in this clause 5.2.2 above has authority to grant and may grant consent on behalf of the Buyer to the taking of any action which would otherwise be prohibited pursuant to clause 5.1.3(c), (e) or (f) only by email or such other notice that complies with the provision of clause 15.6.
5.3	No Solicitation

5.3.1	Until the earlier of (i) the Closing Date, or (ii) the date of termination of this Agreement, the Seller shall not, and shall procure, to the fullest extent possible in his capacity as shareholder and/or director of the Company and/or relevant QRG Group Entity, that no QRG Group Entity shall, directly or indirectly, take any of the following actions with any party other than the Buyer to:
a)	solicit, initiate, participate in or encourage any negotiations or discussions with respect to any offer or proposal to acquire all or any portion of the business, properties or technologies of the Seller or any QRG Group Entity, or five per cent (5%) or more of the Company Shares or of share capital of any other QRG Group Entity, whether by merger, purchase of assets, purchase or issuance of shares or rights to acquire shares, tender offer, or otherwise (a “Competing Transaction”), or effect any such transaction;

b)	disclose any material information not customarily disclosed to any Person concerning the business, technologies or properties of any QRG Group Entity, or afford to any Person access to any QRG Group Entity’s properties, technologies, books or records, other than in the ordinary course of business consistent with past practice (but in no event in connection with or in relation to a Competing Transaction);

c)	assist or cooperate with any Person to make any proposal regarding a Competing Transaction; or

d)	enter into any agreement with any Person providing for a Competing Transaction.
5.3.2	In the event that the Company or the Seller has received or becomes aware of, prior to the Closing Date or the date of termination of this Agreement of:
a)	any offer, proposal, or request, direct or indirect, of the type referred to in clause 5.3.1a), 5.3.1c) or 5.3.1d) above; or

b)	any request for disclosure or access as referenced in clause 5.3.1b) above, the Seller shall ensure, to the fullest extent possible in his capacity as a shareholder and/or director of the Company and/or relevant QRG Group Entity, that the Company and any other QRG Group Entity shall immediately:
c)	suspend any discussions with such Person with regard to such offers, proposals, or requests; and

d)	notify the Buyer thereof, including information as to the identity of the Person making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as the Buyer may reasonably request.
5.4	Remedy for Breach of Clause 5.3
The Parties agree that irreparable harm would occur in the event that the provisions of clause 5.3 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the Parties that the Buyer shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of clause 5.3 and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which the Buyer may be entitled at Law or in equity. Without limiting the foregoing or precluding the possibility of other material breaches, it is understood that any violation of the restrictions set forth in clause 5.3 shall be deemed to be a material breach of this Agreement by the Seller.
5.5	Covenant Not To Transfer
5.5.1	Subject to the provisions of clause 5.5.2, the Seller agrees not to, directly or indirectly, without the prior written consent of the Buyer do any of the following:
a)	offer for sale, sell, transfer, tender, pledge, hypothecate, assign or otherwise dispose of, grant or enter into any Contract, option, commitment or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, hypothecation, assignment or other disposition of, any or all of the Company Shares, Company Options (or any interest therein) or any other share in the capital of the Company or of any other QRG Group Entity or any right or interest therein, over or to receive such; or

b)	except as contemplated by this Agreement and any Ancillary Agreements, grant any proxies or powers of attorney, deposit any Company Shares, Company Options or any other share in the capital of the Company or of any other QRG Group Entity or any right or interest therein, over or to receive such, into a voting trust or enter into a voting agreement with respect to any Company Shares or Company Options or any other share in the capital of the Company or of any other QRG Group Entity or any right or interest therein, over or to receive such.
5.5.2	Nothing in clause 5.5.1 shall prevent or preclude the Seller from issuing, allotting or transferring or procuring the issue, allotment or transfer of any Company Shares for the purpose of satisfying any Company Option exercised pursuant to an Option Decision Form.
5.6	Access to Information
5.6.1	Subject to the provisions of clause 5.6.2 and the terms of the Confidentiality Agreement, the Seller shall, to the fullest extent possible, in his capacity as shareholder and/or director of the Company, procure that the Company afford the Buyer and its Representatives, reasonable access during the period from the date hereof and the earlier of (i) the Closing Date; or (ii) the date of termination of this Agreement to:
a)	all of the properties, books, Contracts, commitments and records of the QRG Group Entities, including all Company Intellectual Property (including access to design processes and methodologies);

b)	all other information concerning the business, properties and personnel (including all Critical Employees, Critical Consultants, Important Employees and Important Consultants) of the QRG Group Entities as the Buyer may reasonably request;

c)	during normal business hours, including all Critical Employees, Critical Consultants, Important Employees and Important Consultants to the extent necessary to communicate with such employees in connection with the offers of employment, consultancy terms and the extension of benefits to such employees and consultants;

d)	all other documents, records or other information (including with respect to any Actions instituted by any QRG Group Entity) as the Buyer may reasonably request; and

e)	copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request.
5.6.2	Subject to the provisions of clause 5.6.3, the Seller shall not be obliged to procure that the Company afford the Buyer and its Representatives access to the items referred to in clause 5.6.1 if and to the extent that such action:
a)	is prohibited or restricted by applicable Law; or

b)	would unreasonably interfere with the ordinary running of the Company Business or breach any Contract of the Company or QRG Ireland.
5.6.3	If the Seller is prohibited or restricted by applicable Law (including antitrust Laws) from complying with the provisions of clause 5.6.1 then the Buyer and the Seller each agree to use reasonable endeavours to establish a process that, through use of steps such as targeted redactions, provision of information to their respective counsel to review and summarise for the Buyer or use of a “clean room” environment for analysis and review of information by joint integration teams, in coordination with their respective counsel and the Seller, shall procure that the QRG Group Entities will provide the Buyer with timely access to the fullest extent possible to the substance of the information described in this clause 5.6.1 in a manner that allows the QRG Group Entities to comply with applicable Law.
5.7	Regulatory Filings; Reasonable Efforts
5.7.1	Subject to the provisions of clause 5.7.4, as promptly as practicable following the date of this Agreement and prior to Closing, each of the Buyer and the Seller shall make (or cause to be made) all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity in connection with the transactions contemplated hereby.

5.7.2	Subject to the provisions of clause 5.7.4, each of the Parties hereto will cause all documents that it is responsible for filing with any Governmental Entity pursuant to clause 5.7.1 to comply in all material respects with all applicable Laws and will promptly supply the other Parties with any information that may reasonably be required in order to effectuate any such filings or any amendment or supplement thereto.

5.7.3	Subject to the provisions of clause 5.7.4, in the period prior to Closing, the Buyer and the Seller shall each use reasonable endeavours to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable to complete and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including the satisfaction of the condition set forth in clause 3.1.

5.7.4	Notwithstanding anything to the contrary contained in this Agreement, no Party shall be required to:

a)	agree to any licence, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of its share capital or of any of its businesses, assets or properties, its Subsidiaries or Affiliates; or

b)	agree to the imposition of any limitation on the ability of the Parent, its Subsidiaries or Affiliates or any QRG Group Entity to conduct their respective businesses or own any capital share or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of the Buyer, the Company Business; or

c)	agree to the imposition of any impediment on the Parent, its Subsidiaries or Affiliates or any QRG Group Entity under any statute, rule, regulation, executive order, decree, Order or other legal restraint governing competition, monopolies or restrictive trade practices; or

d)	litigate with any Governmental Entity.
5.7.5	The Buyer and the Seller will notify each other promptly upon the receipt of and the Seller shall, to the fullest extent possible in his capacity as shareholder and/or director of any QRG Group Entity, cause the QRG Group Entities to notify the Buyer promptly upon receipt of:
a)	any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto;

b)	any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with any Law;

c)	any Action pending or, to its knowledge, threatened against such party hereto that challenges or may challenge the transactions contemplated by this Agreement; and

d)	any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.
5.8	Consents
Each of the Buyer and the Seller shall use their reasonable endeavours to obtain the Consents prior to Closing but it is acknowledged by the Buyer that obtaining the Consents is not a condition of Closing and the Buyer shall have no right to terminate or rescind this Agreement by reason of the failure to obtain any such Consents.
5.9	Option Exercise Board Meeting
No later than three (3) Business Days after the date hereof the Seller shall procure that the following business is transacted at a meeting of the directors of the Company and at which the directors of the Company shall:
5.9.1	permit the exercise of the Company Options on the day prior to the Closing Date;

5.9.2	shall approve the full vesting of the Company Options granted to Mr [*], Mr [*] and Mr [*]; and [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]

5.9.3	shall approve the form and despatch of the Option Proposal Letters and Option Decision Forms to Optionholders.
5.10	Notarisation
Without prejudice to the requirements of clause 4.1.2a)ii, the Seller shall use all reasonable endeavours to deliver to the Buyer prior to Closing in duly notarised and legalised by apostille form such of the other IP Transfer Agreements as had not been delivered to the Buyer in notarised form on the Bring Down Date.
6	CLOSING
6.1	Closing; Time and Location
Unless this Agreement has lapsed, has been rescinded or has been terminated pursuant to clause 10, the Closing will take place pursuant to clause 3.3 at the offices of the Buyer’s Solicitors no more than three (3) Business Days following the earlier of (i) the date of service by the Buyer of the notification of the satisfaction of the condition set out in clause 3.1, and (ii) the date of the waiver of such condition pursuant to clause 3.5, unless another time and/or place is agreed upon in writing by the Buyer and the Seller.
6.2	Completion of this Agreement
At Closing:
6.2.1	the Agreement shall complete; and

6.2.2	the documents listed in clause 4.2.1b) shall be unconditionally and irrevocably released to the Buyer.
6.3	Board Resolutions of the Company
At Closing, the Seller shall procure that the following business is transacted at a meeting of the directors of the Company and at which:
6.3.1	the directors of the Company shall approve:
a)	the:
i	registration of the issue and transfers of the Option Shares to the Optionholders upon exercise of the Company Options; and

ii	the entry of the Optionholders in the register of members of the Company subject only to the transfers being presented duly stamped; and
b)	the:
i	registration of the transfer of the Seller’s Shares, the Minority Shares and the Option Shares as contemplated by this Agreement, the Minority Shareholders’ Agreements and the Option Decision Forms;

ii	the entry of the Buyer in the register of members of the Company, in each case subject only to the transfers being presented duly stamped; and
6.3.2	any person nominated by the Buyer for appointment as a director or company secretary of the Company or QRG Ireland shall be so appointed.
6.4	Buyer’s Obligations.
At Closing, the Buyer shall:
6.4.1	pay the Initial Consideration to the following bank account:
•	Bank Name: The Royal Bank of Scotland plc

•	Address: Threadneedle Street, London

•	Account Name: Shoosmiths Client US Dollar Account

•	Swift Code: [*]

•	IBAN Code: [*]
[Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]
6.4.2	pay the Escrow Amount to the Escrow Account; and

6.4.3	deliver to the Seller the duly executed Tax Deed.
6.5	Seller’s Default at Closing
6.5.1	The Buyer shall not be obliged to complete this Agreement unless the Seller complies in full with his obligations contained in clauses 4.2.1 and 6.3.

6.5.2	If the Seller does not comply with any of his obligations contained in clauses 4.2.1 and 6.3 on the relevant dates, the Buyer may:
a)	defer Closing with respect to some or all of the Company Shares (including for the avoidance of doubt Company Shares to be issued pursuant to the exercise of Company Options) to a date selected by the Buyer being not more than seven (7) days after the intended Closing Date;

b)	proceed to Closing as far as practicable (including, at the Buyer’s option, completion of the purchase of some only of the Company Shares (including for the avoidance of doubt Company Shares to be issued pursuant to the exercise of Company Options)) and in any case without prejudice to its rights under this Agreement, the Minority Shareholders’ Agreements or the Option Decision Forms; or

c)	rescind this Agreement without liability to the Seller whereupon clause 10 shall apply.
7	REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Buyer as at the date of this Agreement and as at Closing in the terms of clauses 7.1 to 7.4 inclusive. The Seller hereby represents and warrants to the Buyer as at the date of this Agreement and as at the Bring Down Date in the terms of clauses 7.1 to 7.35 inclusive.
7.1	Authority; Ownership
7.1.1	The Seller has full power and authority, including any necessary spousal consent required by applicable Law, and legal capacity to execute and deliver this Agreement and any Ancillary Agreements to which he is a party and to perform his obligations hereunder and thereunder.

7.1.2	Each of this Agreement and each Ancillary Agreement to which the Seller is a party has been or will by Closing be duly and validly executed and delivered by the Seller and, assuming the due authorisation, execution and delivery hereof and thereof by the Buyer and each other counterparty thereto, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with their respective terms.
7.2	Non-Contravention
The execution and delivery by the Seller of this Agreement and each Ancillary Agreement to which the Seller is a party does not, and the performance by the Seller of his obligations hereunder and thereunder and the completion by the Seller of the transactions contemplated hereby and thereby do not and will not, so far as the Seller is aware, conflict with or result in a violation or breach of any Governing Documents, Law or order applicable to, or Contract binding upon, the Seller or any of his assets and properties.
7.3	Necessary Approvals and Consents
To the Seller’s knowledge, no consents, notices, Permits, action, waivers, approvals, orders, authorisations, registrations, declarations or filings with any Governmental Entity are required to be given to, or obtained by, the Seller in connection with the completion of the Sale of the Seller’s Shares or other transactions contemplated by this Agreement or any Ancillary Agreements except for any approval(s) under foreign antitrust laws.
7.4	Legal Ownership of Shares
7.4.1	The Seller is the sole legal and beneficial owner of the Seller’s Shares free and clear of all Liens.

7.4.2	No third party has a legal or beneficial interest in or a right to acquire or vote any of the Seller’s Shares.

7.4.3	The Seller has the full power and authority to vote the Seller’s Shares, free and clear of any Liens and any pre-emptive rights, rights of first refusal, options or other voting, purchase or sale rights that have not been heretofore waived. The Seller’s Shares constitute all of the Company Shares owned legally or beneficially by the Seller.

7.4.4	The Seller’s Shares will be at all times from the date of this Agreement until the earlier of the termination of this Agreement in accordance with clause 10 hereof or Closing be legally and beneficially owned and held by the Seller, free and clear of any and all Liens and any pre-emptive rights, rights of first refusal, options or other voting, purchase or sale rights that have not been heretofore waived.

7.5	Organisation.
7.5.1	Each QRG Group Entity is a company duly incorporated, validly existing and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of incorporation, and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as is currently conducted.

7.5.2	Each QRG Group Entity is duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent such concept is applicable) in each jurisdiction where the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its activities make such qualification or licensing necessary to the conduct of the Company Business as currently conducted, except where the failure of which would not be material to the QRG Group Entities or any of them individually.

7.5.3	The Disclosure Documents contain a true and correct copy of the Governing Documents of each QRG Group Entity.

7.5.4	None of the respective boards of directors of the QRG Group Entities have approved or proposed any amendment to any of the Governing Documents of the respective QRG Group Entities. The QRG Group Entities have complied with all provisions in their respective Governing Documents and have not entered into any ultra vires transactions.

7.5.5	The Disclosure Letter lists the directors and officers, along with details of their addresses, of each of the QRG Group Entities as at the date hereof.

7.5.6	The Disclosure Letter lists (i) each QRG Group Entity and its jurisdiction of organisation and (ii) every jurisdiction in which a QRG Group Entity has Employees or facilities or otherwise has conducted its business since inception. The operations being conducted by each QRG Group Entity are not now and have never been conducted under any other name other than those listed in the Disclosure Letter.

7.5.7	No QRG Group Entity has any Subsidiaries or any ownership interests or interests in the share capital or other securities of any other Entity. None of QRG Singapore, QRG Mauritius or QRG US has ever conducted any business, has any Liabilities or is directly or indirectly involved in the Company Business.

7.5.8	No QRG Group Entity uses on its stationery or vehicles, or otherwise carries on business under, any name other than their corporate names and “Quantum Research Group”.
7.6	Capitalisation.
7.6.1	The authorised share capital of the Company is £3,000.20, of which as at the date of this Agreement 10,738,836 ordinary shares with a nominal value of one hundredth of a penny each and 2,000 ordinary “A” shares with a nominal value of one hundredth of a penny each are issued and outstanding. A further 9,311,164 ordinary shares each with a nominal value of one hundredth of a penny sterling in the capital of the Company are subject to a warrant or warrants to bearer.

7.6.2	As at the date of this Agreement, all Company Shares issued and outstanding are held with full legal and beneficial title by, and all warrants to bearer in respect of

Company Shares are in the possession of, the Persons with respect to the number of shares and share warrants to bearer set forth in Schedule 1A. As at the Closing Date, all Company Shares issued and outstanding shall be held with full legal and beneficial title by, and all share warrants to bearer in respect of Company Shares shall be in the possession of, the Persons with respect to the number of shares and share warrants to bearer set forth in Schedule 1B.

7.6.3	As at the date of this Agreement, each holding of shares and share warrants to bearer specified in Schedule 1A is represented in the register of members of the Company and there is no current entry in, or entry required to be made in, the register of members of the Company not represented in Schedule 1A. As at the Closing Date, each holding of shares and share warrants to bearer specified in schedule 1B shall be represented in the register of members of the Company and there shall be no entry in, or entry required to be made in the register of members of the Company as at Closing not represented in Schedule 1B. All Company Shares are duly authorised, validly issued and fully paid and are not subject to pre-emptive rights created by statute, the Governing Documents, or any Contract to which any QRG Group Entity, or any of their respective assets, is a party or by which it is bound.

7.6.4	There are no Company Shares that are subject to a repurchase or redemption right, save as provided for in the Company’s Governing Documents. There are no declared or accrued but unpaid dividends in respect of any Company Shares and the dividend paid to holders of Company Shares on December 17, 2007 was properly declared, authorized and paid in compliance with applicable Law. The Company has no other capital stock authorised, issued or outstanding.

7.6.5	The authorised share capital of QRG Ireland is €1,000,000 divided into 1,000,000 ordinary shares with a nominal value of €1 each (each a “QRG Ireland Share”), of which one QRG Ireland Share is issued and outstanding.

7.6.6	QRG Ireland is a wholly-owned subsidiary of the Company, and the Company is recorded as the sole member of QRG Ireland in the register of members of QRG Ireland and has good title to the issued QRG Ireland Share which is free of all charges, liens and other encumbrances.

7.6.7	The sole issued QRG Ireland Share is duly authorised, validly issued and fully paid and is not subject to pre-emptive rights created by statute, the Governing Documents, or any Contract to which any QRG Group Entity, or any of their respective assets, is a party or by which it is bound. There are no issued QRG Ireland Shares that are subject to a repurchase or redemption right, save as provided for in QRG Ireland’s Governing Documents. There are no declared or accrued but unpaid dividends with respect to any QRG Ireland Shares. As of the date hereof, QRG Ireland has no other capital stock authorised, issued or outstanding.

7.6.8	No QRG Group Entity has at any time repaid or redeemed any share of any class of its share capital or otherwise reduced or agreed to reduce any class of its share capital, or carried out any transaction having the effect of a reduction of capital; made or resolved or agreed to make any issue of shares or other securities by way of capitalisation of profits or reserves; or given any financial assistance in contravention of any applicable Laws.

7.6.9	All outstanding shares of any QRG Group Entity have been issued or repurchased (in the case of shares that were outstanding and repurchased by the relevant

QRG Group Entity or any shareholder thereof) in compliance with all applicable Laws, and were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by the relevant QRG Group Entity or any shareholder thereof) in accordance with any right of first refusal or similar right or limitation, including those in the Governing Documents. All outstanding Company Options have been granted in compliance with all applicable Laws.
7.6.10	Except in respect of the Company Options, no QRG Group Entity has ever adopted, sponsored or maintained any share option plan or any other plan or agreement providing for equity compensation to any Person. As of the date hereof, the Company has granted Company Options over 934,000 ordinary shares in the capital of the Company in respect of which 247,000 such shares are issuable upon the exercise of outstanding, unexercised Unapproved Options. In addition, 1,001,018 ordinary shares in the capital of the Company have been issued to the Seller and Mrs. Philipp (as trustees of the EBT) for transfer to beneficiaries of the EBT upon the exercise by the Company Employees of outstanding unexercised EMI Options and in the provision of other benefits to beneficiaries of the EBT. True and complete copies of forms of all agreements and instruments relating to the Company Options are contained in the Disclosure Documents and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments from the forms thereof contained in the Disclosure Documents.

7.6.11	No shares in the capital of the Company or any other QRG Group Entity are issuable other than pursuant to the Unapproved Options. There are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, (i) to which the Company, or any of its respective assets, is a party or is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement, or (ii) which would require any other QRG Group Entity to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any equity interests in such QRG Group Entity or which would obligate such QRG Group Entity to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorised share appreciation, phantom share, profit participation, or other similar, rights with respect to any QRG Group Entity.

7.6.12	There are no powers of attorney given by any QRG Group Entity except any given incidental to and for the purposes only for enforcement of any security.

7.6.13	Except as contemplated hereby, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting share of any QRG Group Entity and there are no agreements to which any QRG Group Entity is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag along” rights) of any of its shares.
7.7	Authority and Enforceability
7.7.1	Each QRG Group Entity has all requisite power and authority and has been duly authorised to enter into any Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder.

7.7.2	Each of the Ancillary Agreements to which any QRG Group Entity is a party have been or will prior to Closing have been duly executed and delivered by such QRG Group Entity, and assuming the due authorisation, execution and delivery by the other parties thereto, constitute the valid and binding obligations of such QRG Group Entity, as applicable, enforceable against each of them in accordance with their respective terms.
7.8	No Conflict
The execution and delivery of this Agreement by the Parties hereto do not, and the completion by the parties hereto of the transactions contemplated by this Agreement shall not, (a) conflict with, or result in any violation or breach of, any provision of any QRG Group Entity’s Governing Documents, (b) conflict with in any material respect, or result in any material violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty or increased fees under or result in the imposition of any Liens over any QRG Group Entity’s assets under, any of the terms, conditions or provisions of any Contract to which any QRG Group Entity is a party or by which any of them or any of their assets are bound, or (c) conflict with or violate, in any material respect, any Permit, Order or Law applicable to any QRG Group Entity or any of their respective properties or assets.
7.9	Financial Statements
7.9.1	The Disclosure Letter and the Disclosure Documents contain true, accurate and complete copies of:
a)	the Company’s audited balance sheets as of December 31, 2004, 2005 and 2006 and the related profit and loss accounts and trading profit and loss accounts for the financial years ended December 31, 2004, 2005 and 2006 (including the related notes and independent auditors reports thereon) (the “Annual Financial Statements”),

b)	the Company’s unaudited balance sheets as of November 30, 2007 and December 31, 2007 and the related unaudited statements of income and shareholders’ equity for the twelve (12) month period ended and December 31, 2007 (the “Unaudited 2007 Financial Information”);

c)	QRG Ireland’s unaudited balance sheets as of November 30 2007 and December 31, 2007 and the related unaudited statements of profit and loss and trial balance for the period beginning January 1, 2007 and ending December 31, 2007 (the “QRG Ireland Financial Statements”) and

d)	the pro forma unaudited combined balance sheet as of December 31, 2007 of the Company and QRG Ireland, (together with the Annual Financial Statements, the Unaudited 2007 Financial Information and the Monthly Financial Statements, the “Financial Statements”).
For the purposes hereof, the unaudited consolidated balance sheet of the Company as of November 30, 2007 is referred to as the “Company Balance Sheet” and November 30, 2007 is referred to as the “Company Balance Sheet Date.” The Financial Statements (i) have been prepared from, are in accordance with and accurately reflect the books and records of the Company and QRG Ireland, as appropriate; (ii) were prepared in accordance with GAAP (or in the case of QRG

Ireland, the generally accepted accounting principles applicable thereto), applied on a consistent basis during the periods invoiced (except as may be indicated in the notes thereto); and (iii) fairly present, in all material respects, the financial position and the income and shareholders’ equity (subject, in the case of the Unaudited 2007 Financial Information and the QRG Ireland Financial Statements, to normal year-end adjustments, none of which is expected to be material) of the Company and QRG Ireland as of the times and for the periods referred to therein.
7.9.2	Each QRG Group Entity maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls that provide assurance that (i) transactions are executed with management’s authorisation, (ii) transactions are recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets, (iii) access to its assets is permitted only in accordance with management’s authorisation, (iv) the reporting of its assets is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

7.9.3	None of the QRG Group Entities nor, to the knowledge of the Seller, any Representative of any QRG Group Entity has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the relevant QRG Group Entity or its respective internal accounting controls, including any complaint, allegation, assertion or claim that the relevant QRG Group Entity has engaged in questionable accounting or auditing practices.
7.10	No Undisclosed Liabilities
No QRG Group Entity has any Liabilities (whether or not required to be disclosed in, reflected in or reserved against in the consolidated balance sheets of any QRG Group Entity in accordance with GAAP or other generally accepted accounting principles applicable to such QRG Group Entity) other than (a) Liabilities reflected in the Company Balance Sheet or the QRG Ireland Financial Statements, as appropriate, and (b) normal or recurring Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice that are not material to the QRG Group Entities, taken as a whole. Each reserve established by any QRG Group Entity (i) is reflected on the Company Balance Sheet or the QRG Ireland Financial Statements (as appropriate), and (ii) has been established in accordance with GAAP or other generally accepted accounting principles applicable to such Entity and is adequate for the purposes for which such reserve was established.
7.11	Borrowings, Grants and Loans to Directors
7.11.1	No QRG Group Entity has outstanding any obligation for the payment or repayment of money, whether present or future, actual or contingent, in respect of (i) monies borrowed or raised, (ii) any recourse to a company selling or discounting receivables in respect of receivables sold or discounted, (iii) moneys raised under any bond, note, share, or other security; (iv) moneys raised under or in respect of acceptance credit and documentary credit facilities, (v) the acquisition cost of assets or services to the extent payable after the time of acquisition or possession, (vi) rental payments under chattel leases and hire purchase agreements, or (vii) any guarantee, indemnity or other assurance against or arrangement intended to prevent or limit loss in respect of any bligation for the payment or repayment of money described above, any such obligation being referred to below as a “Borrowing”.
7.11.2	No QRG Group Entity has subsisting over the whole or any part of its present or future revenues or assets any Lien or other security interest or any other agreement or arrangement having a similar effect, other than Permitted Liens.

7.11.3	No Borrowing of any QRG Group Entity has become or is now due and payable, and no demand or other notice requiring the payment or repayment of money before its normal or originally stated maturity has been received by any member of the QRG Group Entities.

7.11.4	No event or circumstance has occurred, or, so far as the Seller is aware, may occur with the giving of notice or lapse of time determination of materiality or satisfaction of any other condition, such as to entitle any person to require the payment or repayment of any Borrowing before its normal or originally-stated maturity or which is or shall be such as to terminate, cancel or render incapable of exercise any entitlement to draw money or otherwise exercise the rights of any QRG Group Entity under an agreement relating to Borrowing.

7.11.5	No QRG Group Entity has done or agreed to do anything as a result of which (i) any investment grant or other grant or any subsidy received by any QRG Group Entity is or, so far as the Seller is aware, may be liable to be refunded wholly or partly, or (ii) any application made by any QRG Group Entity for such a grant or subsidy shall or may be refused wholly or partly, and, so far as the Seller is aware, neither the signature nor the performance of this Agreement or any of the transactions contemplated herein shall have any such result.

7.11.6	There is not outstanding (i) any loan made by any QRG Group Entity to, or debt owing to any QRG Group Entity by, the Seller or any director of any QRG Group Entity or any person connected with any of them, or (ii) any agreement or arrangement to which any QRG Group Entity is a party and in which the Seller or any director of any QRG Group Entity or any person connected with any of them is interested.
7.12	No Changes
Since the Company Balance Sheet Date, the business of each QRG Group Entity has been conducted in the ordinary course of business consistent with past practice and there has not been, occurred or arisen:
7.12.1	any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

7.12.2	any action to be taken or failed to be taken by any QRG Group Entity that, if taken during the period from the date hereof until the Bring Down Date would constitute a breach of clause 5.1.3 c), clause 5.1.3 e), clause 5.1.3 bb) or clause 5.1.3 cc).
7.13	Accounts Receivable
7.13.1	The Disclosure Letter contains a list of all accounts receivable, whether billed or unbilled, of the QRG Group Entities as of the Company Balance Sheet Date, together with an ageing schedule (of only billed accounts receivable) indicating a range of days elapsed since original invoice, and none of such accounts receivable have been re-invoiced since the original invoice date.
7.13.2	All of the accounts receivable, whether billed or unbilled, of the QRG Group Entities arose in the ordinary course of business, are carried at values determined in accordance with GAAP or other generally accepted accounting principles applicable to such QRG Group Entities, are not subject to any valid set off or counterclaim, do not represent obligations for goods sold on consignment, on approval or on a sale or return basis or subject to any other repurchase or return arrangement and to the Seller’s knowledge are collectible except to the extent of provisions therefor set forth in the Company Balance Sheet (which receivables are recorded in accordance with GAAP or other generally accepted accounting principles applicable to such QRG Group Entities). No Person has any Lien on any accounts receivable of the QRG Group Entities, and no request or agreement for deduction or discount has been made with respect to any accounts receivable of the QRG Group Entities. The aggregate accounts receivable reflected in the Disclosure Letter are, to the Seller’s knowledge, collectible, less any reserves adequately taken into account and set forth in the Company Balance Sheet.
7.14	Tax Matters
7.14.1	Each QRG Group Entity has (i) prepared and submitted on time to the relevant Tax Authority all required Tax Returns relating to any and all Taxes concerning or attributable to or payable by such QRG Group Entity and/or their respective operations, and such Tax Returns are true and correct in all material respects (including all required disclosures) and have been completed in accordance with applicable Law, and (ii) duly paid all Taxes required to be paid (the latest date for payment of which is prior to the Closing Date), whether or not shown to be due on such Tax Returns. All material Tax records required to be maintained by the QRG Group Entities have been properly maintained and are up to date. None of the QRG Group Entities have been or are liable to pay any penalty, fine, interest, surcharge or similar amount in relation to Tax and so far as the Seller is aware there are no facts or circumstances which are likely to cause any of them to be liable to pay any such penalty, fine, interest, surcharge or similar amount.

7.14.2	The QRG Group Entities have paid or withheld with respect to their Employees and other third parties and any related Person, all Taxes required to be paid or withheld (the due date for payment of which is prior to the Closing Date), and have duly paid any such withheld Taxes over to the appropriate authorities.

7.14.3	There are no claims for unpaid Taxes outstanding, assessed or proposed against any QRG Group Entity nor has any QRG Group Entity executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

7.14.4	No audit or other examination of any Tax Return of any QRG Group Entity (other than an audit or other examination of a routine nature) or has been carried out in the last six years or is presently in progress, and no QRG Group Entity has been notified of any request for such an audit or other examination and to the Seller’s knowledge there are no facts which are likely in the Seller’s reasonable opinion to give rise to any such examination, audit, other administrative proceeding, litigation or Lien over any asset of any QRG Group Entity. No request for an exchange of information regarding Tax relating to any QRG Group Entity or in relation to the Company Business has been made by any Governmental Entity.

7.14.5	No QRG Group Entity has any Liabilities for unpaid Taxes which have not been accrued or reserved on the Company Balance Sheet or QRG Ireland Financial Statements or otherwise accrued or reserved, as appropriate, whether asserted or unasserted, contingent or otherwise and no QRG Group Entity has incurred any Liability for Taxes since the Company Balance Sheet Date other than in the ordinary course of business consistent with past practice. Each of the QRG Group Entities has duly submitted all elections, claims and disclaimers which have been assumed to have been made in the Company Balance Sheet or QRG Ireland Financial Statements or otherwise (whether on the face of the document or otherwise).

7.14.6	The Company has made available to the Buyer or its Representatives prior to the date hereof copies of all Tax Returns for the QRG Group Entities filed for the last six (6) years, and all correspondence with any Tax Authority and any assessments made by any Tax Authority in respect of the QRG Group Entities.

7.14.7	There are no Liens on the assets of the QRG Group Entities relating or attributable to Taxes other than Liens for Taxes not yet due and payable.

7.14.8	No QRG Group Entity has (i) ever been a member of a Consolidated Group, (ii) ever been a party to any Tax sharing, indemnification or allocation agreement, (iii) any Liability for the Taxes of any Person (other than another QRG Group Entity) as a result of being or ceasing to be included in a Consolidated Group, as a transferee or successor, by Contract or otherwise, or (iv) ever been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

7.14.9	No QRG Group Entity has been a party to any transaction or series of transactions which is or forms part of a scheme which has as a main purpose the avoidance of Tax and none of the provisions of Part 33, Chapter 2 TCA apply to any transaction or arrangement involving any QRG Group Entity.

7.14.10	No QRG Group Entity is subject to Tax in any jurisdiction other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business or by virtue of having a source of income in that jurisdiction or otherwise. No claim has ever been made by any Governmental Entity that a QRG Group Entity is or may be subject to Taxation in a jurisdiction where such QRG Group Entity does not file Tax Returns. Each QRG Group Entity is resident for tax purposes in the countries in which they were incorporated and nowhere else.

7.14.11	The Company has provided to the Buyer all documentation relating to, and is in full compliance with all material terms and conditions of, any Tax exemption, Tax holiday, advance pricing agreement, Tax ruling or other special Tax regime or Tax reduction agreement, arrangement or order (“Tax Incentive”) with respect to the QRG Group Entities and any Tax Authority. The completion of the Share Purchase and the other transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive. The Disclosure Letter contains a description of the material terms and conditions of each Tax Incentive. Neither in the current financial year nor in the preceding six (6) financial years has any QRG Group Entity claimed, utilised or requested exemptions or deferrals in relation to Tax, including exemptions or deferrals of Tax relating to reorganisations or mergers.

7.14.12	Each QRG Group Entity is in compliance in all material respects with all applicable transfer pricing Laws, including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of such QRG Group Entity, and no QRG Group Entity has acquired or disposed of any asset, supplied or received any service or entered into any transaction otherwise than by way of bargain at arm’s-length.

7.14.13	No QRG Group Entity has performed any activities which are exempt from VAT, including any foreign equivalents of VAT, and no reduced deduction of input VAT on received deliveries and services and on any import has taken place. Each QRG Group Entity is only registered for VAT purposes, including any foreign equivalents of VAT, in the jurisdiction in which it is incorporated, and no QRG Group Entity is or has ever been a member of a group for VAT purposes.

7.14.14	All interest and other sums payable under any obligation incurred by any QRG Group Entity have been wholly allowable as deductions in computing the income of such QRG Group Entity for Tax purposes.

7.14.15	The signing and completion of this Agreement will not have any adverse Tax consequences for any QRG Group Entity and no relief, exemption or allowance has been claimed by any QRG Group Entity for Tax purposes which will or may become liable to forfeiture on the Closing Date or any time thereafter or as a result of the Closing.

7.14.16	All clearances obtained by the Company have been properly obtained and all information supplied to HM Revenue and Customs or other appropriate authority in connection with such clearances was complete and accurate in all material respects and any transaction for which such clearance was obtained has been carried out only in accordance with the terms of the clearance given therefor and the application on which the clearance was based.

7.14.17	No Liability for Tax would be incurred (or would be incurred but for the availability of any relief, allowance, deduction or credit) by any QRG Group Entity on a disposal by it of all or any of its assets for:
a)	in the case of each asset owned by the Company at the Company Balance Sheet Date, a consideration equal to the value attributed to that asset in preparing the Company Balance Sheet; or

b)	in the case of any asset acquired by the Company since the Company Balance Sheet Date or owned by any other QRG Group Entity, a consideration equal to the consideration given for the asset.
7.14.18	Nothing has been done in circumstances such that Section 30 of the Taxation of Chargeable Gains Act 1992 (“TCGA”) has an effect in relation to the disposal of an asset by any QRG Group Entity.

7.14.19	Neither the Company nor any other person has made any claims and/or elections that will affect the chargeable gain or allowable loss which would arise in the event of a disposal after Closing by any QRG Group Entity of any of its assets.

7.14.20	No QRG Group Entity has made a claim under Sections 24, 48 or 280 of the TCGA or under Sections 38, 597 or 1005 TCA or made any elections under Sections 171A or 179A TCGA or paragraph 66 Schedule 29 Finance Act 2002 and so far as the Seller is aware no QRG Group Entity has entered into any transactions or arrangements which give rise to a liability under Sections 590, 616, 623, 625, 623A, 626 or 630 too 638 TCA.

7.14.21	No QRG Group Entity has disposed of any asset for a deferred or contingent consideration within the last three years an amount of which is still outstanding.

7.14.22	The Disclosure Letter sets out particulars of all the intangible fixed assets of all QRG Group Entities to which Schedule 29 Finance Act 2002 applies.

7.14.23	The Disclosure Letter gives details of all claims for and disclaimers of capital allowances, (including book values and Tax written down values) and of the manner in which such allowances have been given to the extent that such claims or disclaimers have not been disclosed in the Tax Returns made available to the Buyer in the Disclosure Letter.

7.14.24	No QRG Group Entity has since the Company Balance Sheet Date, done or omitted to do or agreed to do, or permitted to be done, any act as a result of which there has been or will be a balancing charge under the Capital Allowances Act 2001 (“CAA”) or under TCA or a withdrawal of first year allowances or recovery of excess relief within Chapter 11 of Part 2 of the CAA or within Part 9 TCA.

7.14.25	No QRG Group Entity has incurred any expenditure on the provision of machinery or plant for leasing (the meaning of which is, for this purpose, as extended by Section 105 of the CAA).

7.14.26	No QRG Group Entity has made any election under Section 83 of the CAA (short life assets) nor is taken to have made such an election under Section 89(4) thereof.

7.14.27	No QRG Group Entity has issued or created any securities, interests in securities or securities options to which Chapters 2, 3, 3A, 3B, 3C, 3D, 4 or 5 Part 7 of ITEPA apply.

7.14.28	No QRG Group Entity has made any payment to which Section 225 ITEPA applies and QRG Ireland has not made any payment to which Section 127 TCA applies.

7.14.29	As at the date of this Agreement, no Company Employee is or may become entitled to receive (whether or not by way of exercise of an option granted to him) at any time after the execution of this Agreement any amount to which Section 696 ITEPA and any regulations made thereunder may apply (income provided in other ways).

7.14.30	No QRG Group Entity has made any repayment of share capital (to which in the case of the Company Section 210 of the Taxes Act applies) or issued any share capital paid up otherwise than by the receipt of new consideration within the meaning of Part VI of the Taxes Act or Part 6 TCA.

7.14.31	No QRG Group Entity has been concerned in any exempt distribution within Section 213 of the Taxes Act within the period of six (6) years preceding the Bring Down Date.

7.14.32	No QRG Group Entity has issued any security (within the meaning of Section 254(1) of the Taxes Act) outstanding on the Bring Down Date in circumstances such that any interest or other payment payable in respect of it may be treated as a distribution under Section 209 of the Taxes Act.

7.14.33	During all accounting periods ending within six (6) years preceding the date hereof and the current accounting period no QRG Group Entity has done anything so as to give rise to an assessment under Section 419 (as extended by Section 422) of the Taxes Act (loans to participators, etc).

7.14.34	No QRG Group Entity is nor has any such entity ever been subject to the Corporation Tax (Treatment of Unrelieved Surplus Advance Corporation Tax) Regulations 1999.

7.14.35	No liability to Taxation or non trading deficit would arise for a QRG Group Entity from any loan relationships to which it is party being repaid to the extent of the amounts shown in respect of such loan relationships in the books of that entity at the date hereof and at the Bring Down Date.

7.14.36	All borrowings by or advances by a QRG Group Entity reflected in the Company Balance Sheet constitute loan relationships of that entity and are not relationships to which Sections 92 (convertible securities), 93 (relationships linked to chargeable assets), 94 (indexed gilts), 95 (gilt strips) or 96 (other gilts) of the Finance Act 1996 apply or have applied.

7.14.37	No interest or other amounts treated as a credit or claimed as a debit by the a QRG Group Entity (including imputed interest under Sections 770 to 773 of the Taxes Act) remains unpaid and no such debits, save where they relate to unpaid interest, are prevented from being deducted in computing the taxable profits of a QRG Group Entity for whatever reason, including, without limitation because a relationship is for an unallowable purpose as defined in paragraph 13 of Schedule 9 to the Finance Act 1996.

7.14.38	No loan relationship of a QRG Group Entity constitutes a relevant discounted security as defined in paragraph 3 of Schedule 13 to the Finance Act 1996.

7.14.39	No QRG Group Entity is a “large company” within the meaning of regulation 3 of the Corporation Tax (Instalment Payment) Regulations 1998 (S1 1998/3175).

7.14.40	No QRG Group Entity is nor has such an entity ever been a close company or a close investment company for the purposes of the Taxes Act in the last seven (7) years and QRG Ireland is not and never has been a close company as defined in Part 13 TCA and the provisions of Section 434-439 TCA do not and never have applied to any transaction entered into or circumstance existing in QRG Ireland.

7.14.41	No claims have been or could have been made by a QRG Group Entity under Section 36 of the Value Added Tax Act 1994 (“VATA”) in the last three (3) years (refund of Tax in cases of bad debts).

7.14.42	No QRG Group Entity holds an interest in any buildings or land in respect of which it has made an election to waive the exemption to value added tax in accordance with the provisions of paragraph 2 of Schedule 10 to the VATA or Section 7 of the Value Added Tax Act 1972 of Ireland, nor are any QRG Group Entities contractually committed (contingently or otherwise) to receive any supply in respect of which such an election has been made.

7.14.43	All documents in the possession or under the control of any QRG Group Entity or to the production of which any QRG Group Entity is entitled which are necessary to establish the title of any QRG Group Entity to any asset or to effect registration in respect of the holding of an asset or to produce the relevant instrument as evidence in civil proceedings or in a hearing before an arbitrator or referee and which, in the United Kingdom, Ireland or elsewhere, attract either stamp duty or transfer Tax or require to be stamped with a particular stamp denoting that no duty is chargeable or that the document has been produced to the appropriate authority, have been duly and properly stamped or the transfer Tax duly paid; and no such documents which are outside the United Kingdom would attract stamp duty if they were brought into the United Kingdom. If this warranty is untrue with respect to any document and in the reasonable opinion of the Buyer it is necessary to procure stamping of such document, the Seller shall pay to the Buyer on demand by way of liquidated damages an amount equal to any unpaid stamp duty and any interest or penalties payable in respect thereof.

7.14.44	No QRG Group Entity is party to a contract for the sale of an estate or interest in land to which Section 115 Finance Act 2002 applies.

7.14.45	There are no circumstances in which any QRG Group Entity will or may after Closing be liable to pay an amount of stamp duty or stamp duty land tax, submit a stamp duty land transaction return or a stamp duty land tax self certificate in respect of any transaction entered into or action taken prior to Closing.

7.14.46	The activities carried on by QRG Ireland are trading activities and all income arising from those activities are taxable under Case I of Schedule D, TCA. The trade of QRG Ireland is carried on in Ireland and QRG Ireland is liable to corporation tax in Ireland at a rate of 12.5%.

7.14.47	There is no unsatisfied liability to capital acquisitions tax attached or attributable to the shares in QRG Ireland or any of the assets of the QRG Ireland and the said shares and assets are not subject to a charge in favour of the Irish Revenue Commissioners and the entering into this Agreement will not give rise to a charge to capital acquisitions tax.

7.14.48	QRG Ireland has properly operated the PAYE system of deduction and of accounting to the Irish Revenue Commissioners (and all similar systems to the appropriate authority in any other jurisdiction) for Taxes chargeable on the remuneration of its employees (deemed or otherwise) and has properly operated Social Welfare and Pay Related Social Insurance deductions (both employer’s and employees’) deductions (or their equivalent in any other jurisdiction) and has no liability in respect thereof and has maintained all material records appropriate for the purposes thereof.

7.14.49	Any and all stamp duty that was chargeable on the issue of the Company Bearer Warrants and any other bearer warrants that have ever been issued by the Company has been paid in full.

7.14.50	The trustees of the EBT, being the Seller and Mrs Kathleen Philipp acting as trustees of the EBT in their individual capacities (i) have at all times since the establishment of the EBT been resident for tax purposes in the UK and nowhere else and (ii) and will continue to be resident for tax purposes in the UK and nowhere else until the Seller and Mrs Kathleen Philipp cease to be the trustees of the EBT.
7.15	Restrictions on Business Activities
There is no Contract (non competition or otherwise) or Order to which any QRG Group Entity is a party or otherwise binding upon any QRG Group Entity which has the effect of prohibiting or impairing any business practice of any QRG Group Entity or the Company Business, or otherwise limiting the freedom of any QRG Group Entity to engage in any line of business or to compete with any Person. Without limiting the generality of the foregoing, no QRG Group Entity has entered into any Contract under which any QRG Group Entity is restricted from selling, licensing, manufacturing or otherwise distributing any of its Company Intellectual Property or Company Products.
7.16	Title to Properties; Absence of Liens and Encumbrances
7.16.1	No QRG Group Entity owns any real property or has any option or right to acquire any ownership interest in any real property nor has any QRG Group Entity ever owned any real property.

7.16.2	The Disclosure Letter sets forth a list of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from any QRG Group Entity or otherwise used or occupied by any QRG Group Entity for the operation of their respective businesses (the “Leased Real Property”), including all amendments, terminations and modifications thereof (“Lease Agreements”); and there are no other Lease Agreements for real property affecting the Leased Real Property or to which any QRG Group Entity is bound. There is not, under any of such Lease Agreements, any existing default by any QRG Group Entity (or to the Seller’s knowledge, any default by any lessor of any Leased Real Property under any of such Lease Agreements) nor so far as the Seller is aware, is there any event or circumstance existing which with notice or lapse of time, or both, would constitute a default under any such Lease Agreements). The Lease Agreements are valid and effective in accordance with their respective terms, subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors. The QRG Group Entities currently occupy all of the Leased Real Property for the operation of their businesses and there are no other parties occupying, or with a right to occupy, the Leased Real Property.

7.16.3	So far as the Seller is aware, neither the operation of any QRG Group Entity on the Leased Real Property nor such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or statute relating to such property or operations thereon, and any such non violation is not dependent on so called non conforming use exceptions.

7.16.4	Each QRG Group Entity has good and marketable title to, and in the case of leasehold interests, valid leasehold interest in all of its tangible properties and assets and Leased Real Property, free and clear of all Liens except permitted Liens.

7.16.5	Each QRG Group Entity has performed all of their obligations under any termination agreements pursuant to which any of them have terminated any leases, subleases, licences or other occupancy agreements for real property that are no longer in effect and no QRG Group Entity has any continuing liability with respect to such terminated agreements. The Disclosure Letter sets forth the tangible properties and assets, real (other than the Leased Real Property disclosed in the Disclosure Letter), personal and mixed, used and/or held for use in the conduct of the Company Business with an individual value of more than £25,000.
7.17	Assets

7.17.1	The QRG Group Entities own or have valid leasehold interests in or valid rights under Contract to use, all their respective assets used in connection with the Company Business as currently conducted free and clear of all Liens, except Permitted Liens. The assets owned or leased by the QRG Group Entities and currently used by the QRG Group Entities in the conduct of the operation of the Company Business (including, without limitation, the assets and properties reflected on the Financial Statements) are adequate and sufficient, in all material respects, for the operation of the Company Business as currently conducted. For purposes of clarity, this clause 7.17.1 does not relate to real property (such items being the subject of clause 7.16) or intellectual property (such items being the subject of clause 7.18).

7.17.2	Upon the completion of the transactions contemplated by this Agreement (including, for the avoidance of doubt, the QRG Ireland Agreement), the Buyer will own through the Company and its Subsidiaries all assets, rights and interests as are necessary to enable the Buyer to operate the Company Business in the same manner as it has been and is currently operated by the QRG Group Entities.

7.17.3	None of the QRG Group Entities has, within the past twenty-four (24) months ending at the date hereof, acquired any assets on terms which were not a bargain at arm’s-length.
7.18	Intellectual Property
7.18.1	The Disclosure Letter (i) lists all Company Registered Intellectual Property, (ii) lists any material actions that the Seller is or should reasonably be aware of that must be taken by any QRG Group Entity within sixty (60) days of the date of this Agreement with respect to any of the foregoing, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, and (iii) lists any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”), the European Patent Office (the “EPO”) or equivalent authority anywhere in the world) to which any QRG Group Entity is a party and in which claims are raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company Intellectual Property.

7.18.2	All documents required to be filed and fees required to be paid (or which will be required to be filed or paid on or before the Bring Down Date) in connection with the Company Registered Intellectual Property have been or will have been duly filed or paid, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property and no QRG Group Entity or the Seller has received any notice or is aware that any circumstances exist where any application for registration required might not proceed to grant.

7.18.3	All Company Registered Intellectual Property is valid, subsisting and enforceable.

7.18.4	Other than Intellectual Property Rights licensed to any QRG Group Entity under an In-Licence (as defined in clause 7.18.14), the Company Intellectual Property includes all Intellectual Property Rights that are used in or necessary to the conduct of the Company Business as it currently is conducted by the QRG Group Entities, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of any Company Product (to the extent such activities are currently being conducted by the QRG Group Entities).

7.18.5	None of the Company Intellectual Property Rights are jointly owned by the Company and any third Person.

7.18.6	No Person, including any current or former employee or shareholder of any QRG Group Entity, has retained or has been granted, or has the right to be granted, ownership of or the right to license or sublicense any Company Intellectual Property.

7.18.7	Without limiting the foregoing:
a)	the Intellectual Property Rights that were assigned and transferred absolutely to the Company pursuant to the Philipp IP Transfer Agreements constitute all Intellectual Property Rights that were created or invented, as the case may be, or that were owned, in whole or in part, by the Seller, or in which the Seller has had any right or any ownership interest and that are material to, or related to, the Company Business or any Company Product, including such rights which came into existence at any time after the date which is the earlier of (1) the date the Seller ceased employment with any third party but the Company and (2) the date of formation of the Company; and

b)	the Intellectual Property Rights that were assigned and that transferred absolutely to the Company pursuant to other IP Transfer Agreements constitute all Intellectual Property Rights that were created or invented, as the case may be, or that are owned by, in whole or in part, any other Person that has been associated with the Company (including any Co-Inventor) or in which any such other Person had right or any ownership interest and that are material to, the Company Business or any Company Product, including such rights which came into existence at any time after the date on which such Person commenced their employment or consultancy relationship with the Company.

c)	The Company owns, without restriction or Lien of any kind other than the Permitted Liens, all right, title and interest in and to the Transferred Intellectual Property Rights.
7.18.8	A QRG Group Entity is the sole and exclusive owner of each item of Company Intellectual Property, free and clear of any Liens other than Permitted Liens. A QRG Group Entity has the sole and exclusive right to bring a claim or suit against a third party for infringement or misappropriation of the Company Intellectual Property. No Person other than a QRG Group Entity is entitled to, or has any current, future or contingent right (i) to any fees, payment, compensation, or other amounts with respect to any Company Intellectual Property, including with respect to the sale, licensing, or damages for the infringement, of any such Company Intellectual Property; or to any Technology or Intellectual Property Rights therein developed by or for a QRG Group Entity.

7.18.9	To the knowledge of the Seller, no Person is infringing or misappropriating any Company Intellectual Property.

7.18.10	The QRG Group Entities and the Seller have taken all steps that are reasonably required to protect the Trade Secret rights in their Know-how and to protect the Trade Secret rights in the Know-how provided by any other Person to any QRG Group Entity.

7.18.11	To the Seller’s knowledge there have been no material unauthorised intrusions or breaches of the security of Information Technology Systems used in connection with the operation of any QRG Group Entity or unauthorised disclosure of material Know-how.

7.18.12	So far as the Seller is aware, the operation of the Company Business as it has been conducted and is currently conducted by QRG Group Entities, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, sale or licensing out of any Company Product or Technology, has not and does not infringe or misappropriate any Intellectual Property Rights of any third Person, violate any right (including any right to privacy or publicity) of any third party, or constitute unfair competition or trade practices under the Laws of any jurisdiction. No QRG Group Entity has received notice from any Person claiming that such operation or any act, or any Company Product, Technology used by any QRG Group Entity infringes or misappropriates any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction.

7.18.13	Neither this Agreement nor the transactions contemplated by this Agreement, will so far as the Seller is aware, result in (i) any QRG Group Entity or the Buyer or any Affiliate, granting to any third Person any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them (other than rights granted by any QRG Group Entity on or prior to the date hereof to Company Intellectual Property), (ii) any QRG Group Entity, or the Buyer or any of its Affiliates, being bound by, or subject to, any non compete or other material restriction on its freedom to engage in, participate in, operate or compete in any line of business, or (iii) any QRG Group Entity being obligated to pay any royalties or other licence fees with respect to Intellectual Property Rights of any third Person in excess of those currently payable by any QRG Group Entity.

7.18.14	The Disclosure Letter lists all Contracts to which any one or more of the QRG Group Entities is a party that grants to any of them a licence, ownership rights, an option to, or other rights in or to any Technology or Intellectual Property Rights owned in whole or in part by a third Person (collectively, “In-Licences”), other than Contracts pursuant to which the relevant QRG Group Entity has received a licence to Generally Commercially Available Code, for less than £25,000 per annum and which software is not incorporated into a Company Product.

7.18.15	The Disclosure Letter lists all Contracts, to which any QRG Group Entity is a party under which any of them grants any third Person (including any end-user or customer) or any other QRG Group Entity a licence or other rights in or to any Company Intellectual Property or other Intellectual Property Rights, (collectively, “Out-Licences”; together with the In-Licences, the “IP Licences”), other than non-exclusive licences to customers for Company Products pursuant to a Company’s standard form agreements (copies of which have been made available to the Buyer prior to the date hereof).

7.18.16	No QRG Group Entity is in breach of, nor has any QRG Group Entity failed in any material respect to perform under, any IP Licence and, to the knowledge of the Seller, no other party to any such IP Licence is in material breach thereof or has failed to perform in any material respect thereunder.

7.18.17	Except as set forth in the Disclosure Letter, all IP Licences will, so far as the Seller is aware, continue in force to the benefit of the Company after the Closing without the need for approval by any Person. The completion of the transactions contemplated by this Agreement, including the completion of the acquisition of the Company Shares by the Buyer will not of themselves violate or result in the breach, modification, termination or suspension of any IP Licence.

7.18.18	To the knowledge of the Seller there are no disputes between any QRG Group Entity or any Co-Inventor and any third Person under any IP Licence.

7.18.19	No (i) government funding; (ii) facilities of a university, college, other educational institution or research centre; or (iii) funding (other than general funds raised by the Company) from any Person was used specifically for the development of any Company Intellectual Property.

7.18.20	No QRG Group Entity has committed to or is obligated or bound to grant a licence or other rights to any current or future Company Intellectual Property to any third Person, including any obligations that may result from any QRG Group Entity’s participation in any standards body or similar organisation.

7.18.21	No QRG Group Entity has used or incorporated Open Source into, or combined Open Source with, any Company Product or Technology that would subject any Company Product or Technology or Company Intellectual Property to the terms of an Open Source Licence.

7.18.22	No Company Source Code has been placed in escrow and no QRG Group Entity is required or would be obligated to place any Company Source Code into escrow or to release Company Source Code to any third person.

7.18.23	All Information Technology Systems are: (i) legally and beneficially owned by a QRG Group Entity or, in relation to Software, are owned by or licensed to a QRG Group Entity; (ii) in the exclusive possession and control of a QRG Group Entity; and (iii) free from any charge, mortgage or encumbrance and are not the subject of any agreement for lease, hire, hire purchase, sale on deferred terms or any other similar arrangement. The source code for all Software, other than Generally Commercially Available Code, is either held by a QRG Group Entity or in escrow on behalf of a QRG Group Entity.

7.18.24	The Information Technology Systems: (i) are in satisfactory working order and are fit for the purpose for which they are being used; (ii) are supported by technically competent and trained employees and contractors and have appropriate security, back-ups, disaster recovery arrangements and hardware and software support and maintenance to minimise the risk of any error, breakdown, failure or security breach occurring and to ensure that if such event does occur it does not cause a disruption to the business of any QRG Group Entity; (iii) are configured and maintained to minimise the effects of bugs, viruses, logic bombs, trojan horses and other destructive programs or scripts; and (iv) have not suffered any error, breakdown, failure or security breach in the last twelve (12) months which has caused material disruption or damage to the business of any QRG Group Entity. Each QRG Group Entity holds all the rights necessary to use the Information Technology Systems in the manner in which they are currently used by that Entity.

7.18.25	To the extent that any QRG Group Entity has collected personal data with respect to a third party, all collection, storage, use and dissemination of such information has been in material compliance with all Data Protection Laws, the Company’s policies and obligations and, in particular, all QRG Group Entities: (i) have complied with or validly refused all requests from data subjects to access, change or delete personal data; and (ii) have agreements which are materially in compliance with relevant Data Protection Laws in place with all persons processing personal data on their behalf. There have been no orders made against any QRG Group Entity for the rectification, erasure or destruction of data under any Data Protection Laws; there have been no warrants issued under any Data Protection Laws authorising any government entity or agent to enter the premises of any QRG Group Entity and all personal data kept in the databases of any QRG Group Entity is necessary for the conduct of the Company Business as currently carried on, accurate in all material respects and up to date.

7.18.26	Each QRG Group Entity has made notifications or is registered as required under all applicable Data Protection Laws in respect of personal data processed by it. No QRG Group Entity has received a notice of breach by it of any applicable Data Protection Laws and in particular has not received an enforcement notice, an information notice or a special information notice under the UK Data Protection Act 1998. No individual has, to the knowledge of the Seller, been awarded compensation from any QRG Group Entity under any applicable Data Protection Laws in particular, (A) no individual is making a claim for such compensation from any QRG Group Entity; and (B) to the Seller’s knowledge there are no circumstances which are likely to give rise to such a claim.

7.18.27	The Disclosure Letter lists all Company Products. No customer or other Person has asserted or threatened to assert any claim against any QRG Group Entity (i) under or based upon any warranty provided by or on behalf of any QRG Group Entity, or (ii) under or based upon any other warranty relating to any Company Product. All Company Products do and when sold by the relevant QRG Group Entity did, conform to all applicable warranties and specifications.
7.19	Customers: Suppliers
7.19.1	The Disclosure Letter sets forth a complete list of, and the aggregate Pounds Sterling value of sales made or services provided to, the twenty (20) largest customers (the “Top Customers”) of the QRG Group Entities, taken as a whole, within each of the most recently-completed financial year and the current financial year-to-date based on the gross revenues of the QRG Group Entities during such period.

7.19.2	The Disclosure Letter sets forth a complete list of, and the aggregate gross revenue from, the top ten (10) distributors and/or sales representatives (the “Top Distributors”) and top three (3) licencees (the “Top Licencees”) of the QRG Group Entities, taken as a whole, within each of the most recently-completed financial year and the current financial year-to-date based on consolidated gross revenues of the QRG Group Entities during such period.

7.19.3	The Disclosure Letter sets forth a complete list of, and the aggregate consolidated payments to, the top five (5) suppliers, including without limitation foundries (the “Top Suppliers”), of the QRG Group Entities, taken as a whole within each of the most recently-completed financial year and the current financial year-to-date based on consolidated payments of the QRG Group Entities during such period.

7.19.4	No Top Customer, Top Distributor, Top Licencee or Top Supplier has cancelled or otherwise terminated or materially and adversely modified, or to the knowledge of the Seller threatened to cancel or otherwise terminate or materially and adversely modify, its relationship with any QRG Group Entity. None of the QRG Group Entities has received any notice, nor does the Seller have knowledge, that any Top Customer, Top Distributor, Top Licencee or Top Supplier (i) intends to cancel or otherwise materially and adversely modify its relationship with any QRG Group Entity on account of the transactions contemplated by this Agreement or otherwise, or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to purchase or provide goods or services, as appropriate, from the QRG Group Entities consistent with past custom and practice.

7.19.5	There is no existing material dispute between any QRG Group Entity, on the one hand, and any customer, representative, agent or other contractor, distributor, reseller, manufacturer, dealer or partner, including those listed in the Disclosure Letter, on the other hand. To the knowledge of the Seller, none of the QRG Group Entities has granted or agreed to provide any sales, trade or product promotion allowances, rebates or similar product promotions or incentives, and no QRG Group Entity has any Liability or obligation with respect to any of the foregoing, except as set forth in the Disclosure Letter. Except as set forth in the Disclosure Letter and other than sales commissions payable to Company Employees in the ordinary course of business, there is no agreement or other arrangement which would obligate any QRG Group Entity to make any payment or pay any commission to any broker, independent contractor or other Person in connection with the sale of Company Products or otherwise.
7.20	Material Contracts

The Disclosure Letter sets forth a true, correct and complete list of all Contracts and other agreements to which any QRG Group Entity is a party or by which any QRG Group Entity or any of their respective properties or assets are bound, of the following types:
7.20.1	any Lease Agreements;

7.20.2	any Employee Agreement and/or employment or consulting Contract with any executive officer or Company Employee of any QRG Group Entity earning an annual salary or consultancy fee in excess of £30,000;

7.20.3	any Contract currently in effect with any former officer, director, member or shareholder (or group of members or shareholders) of any QRG Group Entity;

7.20.4	any Contract with a third party consultant or contractor, sales representative, or agent to which any QRG Group Entity is a party under which such QRG Group Entity made any payments in excess of £25,000 in the aggregate within the preceding twelve (12) month period;

7.20.5	any Contract with any Top Customer, Top Distributor, Top Licensee and Top Supplier;

7.20.6	any Contract under which a third party has been engaged, hired or compensated by or on behalf of any QRG Group Entity to provide any services or assistance with respect to the design, development, testing or manufacture of any Company Product (or any part thereof) or to author any Company Source Code;

7.20.7	any Contract limiting the right of any QRG Group Entity, or requiring payments to a Third Party in order to engage in any line of business; to exercise, use, modify, maintain, support, transfer, Licence, distribute, exploit or enforce any Company Intellectual Property or Company Products; or to compete with any Person in any line of business;

7.20.8	any Contract of which the Seller has knowledge to which any Company Employee (including any consultant any QRG Group Entity) is bound that in any manner purports to restrict the future operation of the Company Business from operating as it does at the date hereof or to assign to any other Person such Company Employee’s rights to any Company Intellectual Property;

7.20.9	any joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or Liabilities by any QRG Group Entity with any other Person;

7.20.10	any power of attorney relating to any QRG Group Entity that is currently effective and outstanding;

7.20.11	any Contract containing a written performance warranty for the Company Products that is materially different from the standard warranties for such Company Products;

7.20.12	any Contract (A) relating to the disposition or acquisition by any QRG Group Entity after the date of this Agreement (or prior to the date of this Agreement that has any remaining material obligations) of any business, line of business, operations, real property or assets not in the ordinary course of business, (whether by merger, sale of capital share or membership interests, sale of assets or otherwise), or (B) pursuant to which any QRG Group Entity has any ownership interest in any other Person or other business enterprise;

7.20.13	any Contract to which any QRG Group Entity is a party of guarantee, indemnity or suretyship or any contract to secure any obligations of any person, including any director of any QRG Group Entity or any Company Employee;

7.20.14	any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than accounts receivables and payables in the ordinary course of business;

7.20.15	any Contract with a customer, which to the Seller’s knowledge will or is reasonably likely to result in a Loss to any QRG Group Entity;

7.20.16	all Contracts under which any third Person, including any Person engaged in semiconductor manufacturing, testing or packaging, has supplied or provided, or has agreed to supply or provide, any product, device, component or service related to any Company Product to any QRG Group Entity or to a third party on behalf of any QRG Group Entity.
Such contracts described in clauses 7.20.1 to 7.20.16, are referred to in this Agreement as the “Material Contracts”.
7.21	No Breach
7.21.1	Assuming the due authorisation and execution of all the parties (other than the applicable QRG Group Entity) thereto, all Material Contracts and Ancillary Agreements to which any QRG Group Entity is a party are valid, binding and in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganisation, moratorium and other Laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at Law).

7.21.2	No QRG Group Entity has breached or is in breach of any provision of any Material Contract or Ancillary Agreement, except in each case for those breaches which, individually or in the aggregate, would not reasonably be expected to be material to the QRG Group Entities taken as a whole.

7.21.3	To the knowledge of the Seller, no Person who is party to any Material Contract or Ancillary Agreement, has breached or is in breach (or would be in breach but for the requirements of notice or lapse of time) of any provision of, any Material Contract or Ancillary Agreement.

7.21.4	Except as set out in the Disclosure Letter, no Material Contract requires the obtaining of any consent, approval, notation or waiver of any third party in connection with the transactions contemplated by this Agreement, and so far as the Seller is aware, no Material Contract shall or may be terminated as a result of this Agreement.

7.21.5	No QRG Group Entity has released or waived any material right under any Material Contract or Ancillary Agreement.

7.21.6	To the knowledge of the Seller, none of the Material Contracts or Ancillary Agreements is subject to any claims, charges, set offs or defences.

7.21.7	Except as set out in the Disclosure Letter, as of the date hereof, there are no new Contracts which are being actively negotiated and which would be required to be disclosed in the Disclosure Letter against the warranty set out at clause 7.20 of this Agreement.
7.22	Interested Party Transactions
7.22.1	No officer or director or, to the knowledge of the Seller, any other shareholder of any QRG Group Entity (nor any immediate family member of any such person, or any Entity in which any such person has or has had an interest) (each, an “Interested Party”), has or has had, directly or indirectly:
a)	any interest in any Entity which furnished or sold, or furnishes or sells, services, products, or technology that the QRG Group Entity’s furnish or sell, or proposes to furnish or sell;

b)	any interest in any Entity that purchases from or sells or furnishes to any QRG Group Entity, any goods or services; or

c)	any interest in, or is a party to, any Contract to which any QRG Group Entity is a party;
provided, however, that ownership of no more than three per cent. (3%) of the outstanding voting share of a publicly-traded corporation shall not be deemed to be an “interest in any Entity” for purposes of this clause 7.22.1.

7.22.2	All transactions pursuant to which any Interested Party has purchased any services, products, or technology from, or sold or furnished any services, products or technology to, the QRG Group Entities that were entered into on or after the inception of the applicable QRG Group Entity have been on an arms length basis on terms no less favourable to such QRG Group Entity than would be available from an unaffiliated party.

7.23	Compliance: Permits
7.23.1	No QRG Group Entity is, nor so far as the Seller is aware, has in the past five (5) years been, in conflict with, or in default or in violation of, in any material respect, any Law applicable to the QRG Group Entities or by which the QRG Group Entities or any of their respective businesses, properties or assets is bound or affected.

7.23.2	There is no Order binding upon any QRG Group Entity which has or would reasonably be expected to have the effect of prohibiting or materially impairing the Company Business.

7.23.3	Each QRG Group Entity holds, to the extent required by Law, all material Permits that are necessary for the operation of the Company Business as currently conducted and to permit the QRG Group Entities to own and use their assets in the manner in which they own and use such assets currently (collectively, “Company Permits”).

7.23.4	The Disclosure Letter lists all of the Company Permits.

7.23.5	To the knowledge of the Seller, no suspension or cancellation of any of the Company Permits is pending or threatened. The QRG Group Entities are in compliance, in all material respects, with the terms of the Company Permits. The QRG Group Entities, as applicable, hold all Company Permits that are material and necessary for the current conduct, ownership, use or operation of the QRG Group Entities, their respective assets and the Company Business.
7.24	Litigation
7.24.1	Except as set forth in the Disclosure Letter, there is no Action pending, or to the knowledge of the Seller, threatened, against any QRG Group Entity, their respective properties (tangible or intangible) or any of their officers or directors or any person for whose acts or defaults any QRG Group Entity is vicariously liable or in respect of which any QRG Group Entity is liable to indemnify any party whatsoever, nor to the knowledge of the Seller are there any presently existing facts or circumstances that would constitute a reasonable basis therefor.

7.24.2	There is no investigation or other proceeding pending or, to the knowledge of the Seller, threatened, against any of the QRG Group Entities, any of their respective properties (tangible or intangible) or any of their officers or directors (in their capacities as such) or in respect of which any QRG Group Entity is liable to indemnify any party concerned, by or before any Governmental Entity, nor to the knowledge of the Seller are there any presently existing facts or circumstances that would constitute a reasonable basis for a successful claim to be brought against any QRG Group Entity.

7.24.3	The Disclosure Letter lists all Actions initiated by any QRG Group Entity or the Seller against any Person.

7.24.4	So far as the Seller is aware, no QRG Group Entity nor any of their officers or employees nor any person for whose acts or defaults any QRG Group Entity is vicariously liable has by any act or default committed (a) any criminal or unlawful act in connection with the Company Business, other than minor road traffic offences, (b) any breach of trust in relation to the Company Business or any QRG Group Entity, or (c) any breach of contract or statutory duty or tortious act which could entitle a third Person to terminate any contract to which any QRG Group Entity is a party.

7.24.5	The Disclosure Letter sets forth a list of the documents (copies of which are included in the Disclosure Documents) which represent the entire understanding, and constitute the whole agreement in relation to the engagement by the Seller and the QRG Entities of Mr [*]. These documents supersede any other arrangement between the parties thereto with respect to their subject matter. [Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]
7.25	Books and Records
The registers of members of each QRG Group Entity contain complete and accurate records of the members of such QRG Group Entity. The minute books of the Company and QRG Ireland, all of which are contained in the Disclosure Documents, constitute true, correct and complete records of all meetings held of, and corporate action taken by, the shareholders, the Company Board and the board of directors of QRG Ireland, and no meeting of any such shareholders has been held for which minutes have not been prepared or that are not contained in such minute books.

Each QRG Group Entity has made and kept (and the Company has made available to the Buyer prior to the date hereof) business records, financial books and records, personnel records, ledgers, sales accounting records, tax records and related work papers and other books and records of the QRG Group Entities (the “Books and Records”) which materially reflect the business activities of the QRG Group Entities. No QRG Group Entity has engaged in any transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. The Books and Records have been maintained in accordance with sounds business practices. At the Closing, the minute books and other Books and Records of each QRG Group Entity will be in the possession of the Company.
7.26	Environmental Matters
7.26.1	Each QRG Group Entity has complied, in all material respects, with Environmental Laws.

7.26.2	So far as the Seller is aware, there are no circumstances in relation to the QRG Group Entities which give rise or could give rise or have given rise to any civil, criminal, administrative or other action, claim, suit, complaint, proceeding, investigation, decontamination, remediation or expenditure by any person or competent authority under Environmental Laws in relation to any matter including any current or former Leased Real Properties.

7.26.3	So far as the Seller is aware, each QRG Group Entity has obtained and there are in full force and effect and each QRG Group Entity has at all times complied in all material respects with all Environmental Permits necessary for the Company Business.

7.26.4	At no time has any QRG Group Entity received any notice or intimation alleging a breach of the terms of an Environmental Permit or alleging any other breach of Environmental Laws.

7.26.5	No QRG Group Entity has received, generated, handled, used, stored, treated, transported, kept, deposited or disposed of Waste contrary to Environmental Laws at, on or under the Leased Real Property.

7.26.6	Except as would not be reasonably expected to result in material Liability to any QRG Group Entity, no amount of any Hazardous Material is present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that any QRG Group Entity has at any time owned, operated, occupied or leased.

7.26.7	No QRG Group Entity has exposed any Company Employee or others to Hazardous Materials in violation of any Law or in a manner that would result in material Liability to any QRG Group Entity, nor has any QRG Group Entity disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to herein as “Hazardous Materials Activities”) in violation of any Environmental Laws. No QRG Group Entity has received any notice from any Governmental Entity regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws. To the Seller’s knowledge, no QRG Group Entity has disposed of or released any Hazardous Material so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws, or otherwise violated any Environmental Laws.

7.26.8	Each QRG Group Entity has been at all times and is currently in material compliance with the European Union Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment and all other similar Laws and has received certifications from its suppliers that they are similarly in compliance.

7.26.9	No QRG Group Entity has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to Liabilities arising out of or relating to the Hazardous Materials Activities of any QRG Group Entity or any third Person.
7.27	Health and Safety Law
7.27.1	Each QRG Group Entity has complied in all material respects with Health and Safety Law, and, so far as the Seller is aware, there are no circumstances which could give rise or have given rise to a material breach of Health and Safety Law or any civil, criminal or administrative action, claim, suit, proceeding or investigation by any person or other competent authority under Health and Safety Law.

7.27.2	So far as the Seller is aware, all risk assessments, reviews, reports and audits required by Health and Safety Law have been properly carried out and the recommendations contained in the relevant documents have been implemented.
7.28	Employee Benefit Plans and Compensation
7.28.1	The Disclosure Letter lists each Company Employee Plan and each Employee Agreement, and all staff handbooks, policies and procedures currently in force as of the date of this Agreement and applicable to the Company Employees.

7.28.2	To the extent that any Company Employee Plan existed in the past, so far as the Seller is aware, no QRG Group Entity has any subsisting liability in respect of it.

7.28.3	No QRG Group Entity operates a Company Employee Plan which provides defined benefits (by reference to earnings or otherwise) on retirement, death or disability, or a defined contribution arrangement in connection with which there is a stated intention to provide a particular level of benefit.

7.28.4	No QRG Group Entity has made any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by Law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable Law, or as required by this Agreement), or to adopt or enter into or contribute or agree to contribute to, any Company Employee Plan or Employee Agreement.

7.28.5	The Disclosure Letter lists as of the date hereof, all of the Employees of the QRG Group Entities, and on a per person basis, the salary, notice period, holiday entitlement, bonus accrued for, royalties payable to and contributions payable in respect of each such Employee.

7.28.6	To the Seller’s knowledge, no QRG Group Entity or any Critical Employee or Critical Consultant or Important Employee or Important Consultant intends to terminate his or her employment or engagement for any reason.

7.28.7	The Disclosure Letter lists as of the date hereof each consultant, independent contractor, agency worker and other contingent or temporary worker used by any QRG Group Entity and a description of the remuneration arrangements applicable to each.

7.28.8	The Company has made available to the Buyer prior to the date hereof:
a)	correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including, without limitation, all amendments thereto and all related trust documents;

b)	if any QRG Group Entity is liable to contribute to a Company Employee Plan, the most recent annual and periodic accounting of such Company Employee Plan assets;

c)	all material written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts;

d)	all communications material to any Company Employee relating to any Company Employee Plan and any proposed Company Employee Plan;
in each case, relating to any amendments, terminations, establishments, increases or decreases in contributions or benefits, acceleration of payments or vesting schedules or other events which would result in any Liability to any QRG Group Entity; and
e)	all correspondence to or from any governmental agency relating to any Company Employee Plan.

7.28.9	Each QRG Group Entity has performed all material obligations required to be performed by them under, is not in default or violation of, and the Seller has no knowledge of any default or violation by any other party to, any Company Employee Plan.

7.28.10	Each Company Employee Plan has been established, registered, qualified, amended, funded, invested and administered in material compliance with the terms of any document that affects such activity in respect of such Company Employee Plan and so far as the Seller is aware there is no reason why such status of each Company Employee Plan will or may cease, and each Company Employee Plan is in material compliance with applicable Laws.

7.28.11	In relation to each Company Employee plan, so far as the Seller is aware, no event has occurred and no condition exists that would subject any QRG Group Entity to any Tax, fine, Lien, penalty or other Liability imposed by applicable Laws.

7.28.12	Each Company Employee Plan can be amended, terminated or otherwise discontinued after the effective time in accordance with its terms, without Liability to the Parent, the Buyer, the Company and each of their Subsidiary or Affiliates (other than ordinary administration expenses).

7.28.13	Each QRG Group Entity has made timely all contributions and other payments required by and due under the terms of each Company Employee Plan.

7.28.14	No Company Employee Plan has unfunded Liabilities, that as of the effective time, will not be offset by insurance or fully accrued.

7.28.15	All death in service (or life assurance) benefits under the Company Employee Plans are fully insured and all premiums by way of insurance which are payable in respect of the Company Employee Plans and the rates at which such premiums are payable and any discrepancy in the amounts currently payable in respect of individual members of the Company Employee Plans have been made available to the Buyer prior to the date hereof.

7.28.16	No Company Employee Plan exists or has been proposed or has been agreed to operate that, except as may otherwise be required pursuant to applicable Law, as a result of the execution of this Agreement or the transactions contemplated herein (whether alone or in connection with any subsequent event(s)), could:
a)	result in severance pay or any increase in severance pay upon any termination of employment or consultancy after the date of this Agreement;

b)	accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans;

c)	limit or restrict the right of any QRG Group Entity to merge, amend or terminate any of the Company Options or Company Employee Plans; or

d)	cause any QRG Group Entity to record additional compensation expense on its income statement with respect to any outstanding share option or other equity-based award.

7.28.17	There is no agreement, plan, provision, arrangement or other contract covering the Seller or any Company Employee or any former Employee of any QRG Group Entity that, considered individually or considered collectively with any other such agreements, plans, provisions, arrangements or other contracts:
a)	will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterised as a “parachute payment” within the meaning of Section 280G(b)(1) of the Code; or

b)	is conditional on a change of control of any QRG Group Entity or any other Entity (howsoever defined and to include without limitation a disposal of all or substantially all of the business and assets of the relevant company) entitling the individual to terminate his Employee Agreement or such other agreement without notice or to treat himself as dismissed or released from any obligation or to receive any payment or additional period of notice whatsoever.
7.28.18	There is no agreement, plan, provision, arrangement or other contract by which any QRG Group Entity is bound to compensate any Company Employee for excise taxes paid pursuant to Section 4999 of the Code.

7.28.19	The Disclosure Letter lists all persons who are believed by the Company or the Seller to be “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

7.28.20	Each QRG Group Entity is in material compliance with all applicable Laws, collective bargaining agreements and arrangements, extension orders and binding customs in relation to employment, employment practices, terms and conditions of employment, employee safety and health, wages and working hours, in respect of the Company Employees and any former Employee of any QRG Group Entity, and in each case:
a)	has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to such Employees (including PAYE and other withholding tax, national insurance contributions and other social security deductions, where appropriate);

b)	is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing; and

c)	is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for such Employees (other than routine payments to be made in the normal course of business and consistent with past practice).
7.28.21	There are no Actions, grievances, disputes, suits, claims or administrative matters (including, without limitation, any complaints made under any internal disputes procedure maintained in respect of any Company Employee Plan and any references to any governmental agency) in progress, or so far as the Seller is aware pending, threatened or reasonably anticipated by or against any QRG Group Entity or any of the Company Employees or any former Employee of and QRG Group Entity relating to any such Employee, Employee Agreement or Company Employee Plan.

7.28.22	There have been no such Actions, grievances, disputes, suits, claims or administrative matters in the last two (2) years.

7.28.23	So far as the Seller is aware, there are no pending or threatened or reasonably-anticipated claims or Actions or disputes against any QRG Group Entity or the EBT trustee under any worker’s compensation policy or long term sickness or disability policy.

7.28.24	The Disclosure Letter lists all Liabilities of all of the QRG Group Entities to any Company Employee that result from the termination by such QRG Group Entity or the Buyer of such Company Employee’s employment or provision of services, a change of control of any QRG Group Entity (howsoever defined), or a combination thereof.

7.28.25	Each QRG Group Entity has classified all individuals who perform services for it correctly under any Company Employee Plans as common law employees, independent contractors, leased employees or workers.

7.28.26	No Company Employee has given or been given notice of termination of his/her Employee Agreement.

7.28.27	There are no trade unions, staff association, European Work Councils or other body representing all or some of the Company Employees.
7.29	Company Options
7.29.1	All necessary returns of information relating to the Company Options have been made to the revenue authorities in any relevant jurisdiction within the appropriate time limits.

7.29.2	All the legislative conditions of Sections 527 to 541 and Schedule 5 to ITEPA required for the grant of the EMI Options were satisfied at the date of grant.

7.29.3	All EMI Options were granted with an exercise price equal to the market value at the date of grant of the shares under option.

7.29.4	The market value of the shares under the EMI Options at the date of grant was agreed with HMRC on each date of grant for the EMI Options.

7.29.5	The grants of the EMI Options were reported to HMRC within the prescribed statutory time limits.

7.29.6	No disqualifying events (within the meaning of Sections 533 to 539 ITEPA) have taken place in relation to any of the EMI Options.

7.29.7	No withholding liability or social security charge will arise for any QRG Group Entity in any jurisdiction in connection with the exercise of the Unapproved Options.
7.30	Insurance
7.30.1	The Disclosure Letter lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the QRG Group Entities, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies (each a “Company Insurance Policy”).

7.30.2	There is no claim by any QRG Group Entity pending under any of the Company Insurance Policies as to which coverage has been questioned, denied or disputed or that the Seller has a reason to believe will be denied or disputed by the underwriters of such Company Insurance Policies or bonds.

7.30.3	There is no pending claim for which its total value (inclusive of defence expenses) is expected to exceed the policy limits under any Company Insurance Policy.

7.30.4	All premiums due and payable under all Company Insurance Policies have been paid and, so far as the Seller is aware, each QRG Group Entity is otherwise in material compliance with the terms of such Company Insurance Policies.

7.30.5	The Company Insurance Policies (or other policies and bonds providing substantially similar coverage) have been in effect for the past three (3) years and remain in full force and effect.

7.30.6	The Seller has no knowledge of threatened termination of, or premium increase with respect to, any of the Company Insurance Policies.
7.31	Export Control Laws and Economic Sanctions

Each QRG Group Entity has at all material times conducted, in all material respects, their export and re-export transactions in accordance with all applicable export and re-export Laws, including United Kingdom Laws, United States Laws, and the Laws of each country from which it exports or re-exports its products, technologies, software or services, or where it otherwise conducts business. Without limiting the foregoing:
7.31.1	each QRG Group Entity has obtained all required export and re-export licences, authorisations, orders, approvals, waivers, declarations and any other consents from the appropriate Governmental Entity for (i) the export and re-export, including tangible and intangible exports and re-exports, of its products, services, software and technologies and (ii) any releases, whether tangible or intangible, of its technologies to any Persons (“Export Approvals”);

7.31.2	each QRG Group Entity is in compliance, in all material respects, with the terms of all Export Approvals;

7.31.3	there are no pending or, to the knowledge of the Seller, threatened claims against any QRG Group Entity with respect to such Export Approvals;

7.31.4	to the knowledge of the Seller, there are no presently existing facts or circumstances pertaining to any QRG Group Entity’s export or re-export activities that would constitute a reasonable basis for any future claims by any Governmental Entity or Person with respect to such Export Approvals; and

7.31.5	any business of each QRG Group Entity, including exports and re-exports of products, software, technology and services that they conduct with persons in or within Cuba, Iran, Syria, Sudan, North Korea and Burma, is not, so far as the Seller is aware, in violation of the economic and trade sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control and so far as the Seller is aware, would not be in violation of the said Laws should the acquisition of the Company Shares be completed pursuant to this Agreement. The QRG Group Entities have not participated in and do not, so far as the Seller is aware, participate in any foreign boycotts that are not sanctioned by the United States, including the Arab League Boycott of Israel.

7.32	Brokers’ and Finders’ Fees; Third Party Expenses

The Disclosure Letter sets out a list of any Liability for Third Party Expenses or brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges incurred or to be incurred by or assumed by the QRG Group Entities in connection with this Agreement or any transaction contemplated hereby.

7.33	Corrupt Practices

No QRG Group Entity has on the one hand, nor so far as the Seller is aware have any of their officers, directors, employees, shareholders, agents on the other hand, directly or indirectly:
7.33.1	made or attempted to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services:
a)	to obtain favourable treatment for the Company Business or Contracts secured;

b)	to pay for favourable treatment for business or Contracts secured;

c)	to obtain special concessions or for special concessions already obtained; or

d)	in violation of any requirement of Law.
7.33.2	established or maintained any fund or asset that has not been recorded in the books and records of the QRG Group Entities.
7.34	Insolvency
7.34.1	No order has been made and no resolution has been passed for the winding up of, or a provisional liquidator to be appointed in respect of, any QRG Group Entity, and no petition has been presented and no meeting has been convened for the purposes of winding up any QRG Group Entity.

7.34.2	No administrator, examiner or liquidator has been appointed in respect of any QRG Group Entity and no steps intended to result in such an appointment have been taken.

7.34.3	No receiver which expression shall include an administrative receiver has been appointed in respect of any QRG Group Entity.

7.34.4	None of the QRG Group Entities is insolvent or unable to pay its debts and none of QRG Group Entities have stopped paying its debts as they fall due.

7.34.5	No voluntary arrangement under any applicable Law has been proposed in respect of any QRG Group Entity.
7.35	Complete Copies of Materials

The Company has provided to the Buyer prior to the date hereof true and complete copies of each Material Contract and each of the other documents listed or referred to in the Disclosure Letter and any amendments thereto.

8	INDEMNIFICATION AND LIMITATION OF CLAIMS

8.1	Indemnities of Seller
8.1.1	Subject to the limits set forth in this clause 8, from and after Closing, the Seller agrees to indemnify, defend and hold harmless the Buyer from and in respect of any Losses that the Indemnified Parties may suffer, sustain or become subject to, directly or indirectly, as a result of, in connection with, relating or incidental to or by virtue of any allegation of:
a)	any breach of the Specified Warranties (in each case interpreting any limitation therein as to materiality or “Material Adverse Affect” solely as requiring the Loss in respect of which indemnification is sought to be an amount not less than that set out in clause 8.3.1b) and as such disregarding the same for the purposes of determining whether there has been a breach of any such Specified Warranty);

b)	any breach of any representation, warranty or covenant of any Optionholder or Minority Shareholder in any Option Decision Form or Minority Shareholder Agreement;

c)	any breach by the Seller of any covenant, undertaking or other agreement of such Person contained in clause 5.1, 5.3, 5.5, 5.7 or 11.2 of this Agreement; or

d)	any fraud on the part of any Seller with respect to this Agreement, any Ancillary Agreement or any certificate or other instrument delivered pursuant hereto or thereto.
8.1.2	The Seller shall not have any right of contribution, indemnification or right of advancement from the Indemnified Persons with respect to any Loss claimed by the Buyer.

8.1.3	Nothing in this Agreement shall limit the right of Buyer or the Parent to pursue any other remedy under this Agreement or any Ancillary Agreement against the parties hereto or thereto.
8.2	Time Limits
8.2.1	Other than in respect of fraud, the Seller shall have no liability for any Indemnity Claim or any Warranty Claim (other than a Claim in respect of the Tax Warranties) unless the Buyer gives to the Seller written notice containing a summary of the Claim as far as it is known to the Buyer at such time on or before the date which is eighteen (18) months after the Closing Date.

8.2.2	Other than in respect of fraud, the Seller shall have no liability for any Claim with respect to any breach or inaccuracy of any of the Tax Warranties or any Tax Deed Claim unless the Buyer gives to the Seller written notice containing a summary of the Claim as far as it is known to the Buyer at such time on or before the sixth anniversary of the end of the accounting period for the Company in which the Closing Date falls.
8.3	Monetary Limits
8.3.1	Notwithstanding anything to the contrary contained in this Agreement the Seller shall have no liability for any Warranty Claim or Indemnity Claim (other than in respect of fraud or of any inaccuracy in or breach of the representations and

Warranties set out in clause 7.1 (Authority; Ownership), clause 7.2 (Non-contravention), clause 7.4 (Legal Ownership of Shares) or clause 7.6 (Capitalisation) and other than for indemnification under clauses 8.1.1c) or 8.1.1d)) unless:
a)	the aggregate amount (without duplication) of Losses of the Indemnified Parties with respect thereto exceeds $750,000 (the “Basket Amount”), in which case the Buyer shall be entitled to be indemnified for all such Losses, including both those below and in excess of the Basket Amount; and

b)	the Loss relating to the individual Warranty Claim or Indemnity Claim, or series of related Warranty Claims and/or Indemnity Claims that are based primarily on a similar set of operative facts, is greater than $20,000.
8.3.2	The maximum aggregate liability of the Seller in respect of
a)	all Warranty Claims other than those which relate to the Specified Warranties shall be the amount in US dollars equal to US$38,999,999.81;

b)	all Indemnity Claims and any Warranty Claim in each case relating to the Warranties in clause 7.18 (Intellectual Property) only shall be the amount in US dollars US$64,999,999.68;

c)	(subject to clause a) and b)) all Claims shall be an amount in US dollars equal to the Purchase Consideration.
8.3.3	Any payments required to be made to the Buyer pursuant to Claims with respect to Losses shall be made by:
a)	resort to the Escrow Amount (which shall be fully available to satisfy any and all Claims for Losses); and / or

b)	by seeking recourse to the Seller,
provided, however, that, notwithstanding the foregoing or anything that may be deemed to be to the contrary contained herein, it is hereby acknowledged and agreed that any amounts payable to the Seller in respect of the Deferred Consideration whether in cash or shares of common stock of the Parent shall be subject to a contractual right of set-off in the terms set forth in Schedule 4 against any Losses in respect of which the Buyer serves a valid Payment Notice (as defined in clause 8.5.1) in accordance with and subject to the further terms of clause 8.5 or has made a Tax Deed Claim.
8.3.4	Any payment made by the Seller in respect of any Claim shall be and shall be deemed a reduction in the Purchase Consideration.
8.4	Other Limits
8.4.1	The Seller shall have no liability in respect of any Warranty Claim or any Indemnity Claim (other than in respect of the Tax Warranties (except in the case of clause 8.4.1(a)) and the Warranties given in clause 7.4 (Legal Ownership of Shares) or clause 7.6 (Capitalisation)) to the extent that:
a)	the fact, matter, or circumstance giving rise to such Warranty Claim has been fairly disclosed in the Disclosure Letter (including by reference to a specific

Disclosure Document) with sufficient detail to enable the Buyer to understand the nature and scope of the matters purportedly disclosed;

b)	provision or reserve has been made expressly and properly made for the liability in question in the Company Balance Sheet;

c)	the Buyer has recovered damages from the Seller for the same liability elsewhere under the Agreement or any Ancillary Agreement or any document executed pursuant to this Agreement;

d)	it would not have arisen but for any voluntary act or omission of a QRG Entity, the Buyer or any member of the Parent Group after Closing which the relevant entity ought reasonably to have known would give rise to such breach but excluding any act:
i	carried out pursuant to a legally binding obligation entered into on or before Closing (including any Contract) or imposed by any legislation coming into force before or on Closing;

ii	occurring in the ordinary course of business as carried on by a QRG Entity prior to Closing;

iii	pursuant to an obligation imposed by any Law, regulation or requirement having the force of law;

iv	taking place with the written approval of the Seller or in accordance with the terms of this Agreement or any Ancillary Agreement or any document executed pursuant to this Agreement; or

v	which would not have given rise to the liability in question had there been no breach of such Warranty;
e)	the liability in question arises or is increased as a result of or is attributable to the passing or coming into force of, or any change in, or any change in interpretation of any Law, rule, regulation, policy, directive or government policy, or any administrative practice or any guidance of any government, governmental department, agency or regulatory body occurring after the Closing Date and not actually or prospectively in force at the Closing Date and having retrospective effect; or

f)	it has been paid or discharged before the Closing Date.
8.4.2	The Buyer shall take or procure the taking of all such reasonable steps as are required by applicable Law in order to mitigate any Loss it suffer as a result of a breach of the Warranties by the Seller.

8.4.3	Notwithstanding anything to the contrary herein, the Parties agree and acknowledge that the Buyer may bring an indemnity claim under clauses 8.1.1 c), 8.1.1 d) and a Tax Deed Claim notwithstanding the fact the Buyer had actual knowledge of any breach, event or circumstance.

8.4.4	If the Buyer has a Warranty Claim, a Tax Deed Claim and an Indemnity Claim it may make a Warranty Claim, a Tax Deed Claim and an Indemnity Claim but any payment made by the Seller in respect of:

a)	a Warranty Claim shall be taken into account in assessing the Buyer’s loss in respect of the Tax Deed Claim and/or an Indemnity Claim;

b)	a Tax Deed Claim shall be taken into account in assessing the Buyer’s loss in respect of a Warranty Claim and/or an Indemnity Claim; and

c)	an Indemnity Claim shall be taken into account in assessing the Buyer’s loss in respect of a Warranty Claim and/ or a Tax Deed Claim.
8.4.5	The restrictions in this clause 8 shall in no way be exclusive limitations and shall not prevent the Seller from relying on any other provisions of this Agreement or any legal principle with a view to limiting his liability hereunder.
8.5	Claims Procedures
8.5.1	In the event that the Buyer has a bona fide Claim (that is not a Tax Deed Claim), the Buyer may send a written notice to the Seller stating that it has a right to receive payment and specifying in reasonable detail the basis for its Claim, as well as the Losses relating thereto (which, if not determinable at such time, may be a reasonable good faith estimate thereof) (a “Payment Notice”).

8.5.2	The failure to so notify the Seller shall not relieve the Seller of any liability, except to the extent the Seller demonstrates that the defence of such action is materially prejudiced thereby.

8.5.3	The Seller shall deliver a written notice to the Buyer within fifteen (15) Business Days after receipt of the Payment Notice specifying in reasonable detail any objections to the Payment Notice.

8.5.4	If the Seller does so notify the Buyer of such an objection to the Payment Notice:
a)	the Seller shall cause to be paid to the Buyer subject to the terms and conditions of this Agreement the amount designated in such Payment Notice that is not subject to dispute, if any; and

b)	the parties shall in good faith attempt for ten (10) Business Days to resolve their differences with respect to the Claim that is the subject of the Payment Notice and the amount designated in such Payment Notice that is subject to dispute.
8.5.5	If a dispute remains as to the Claim that is the subject of the Payment Notice or any amount designated in such Payment Notice following the expiry of such ten (10)-Business Day period, the dispute shall be resolved by the ruling of a court of competent jurisdiction.

8.5.6	If, within fifteen (15) Business Days following receipt of a Payment Notice, the Seller has not notified the Buyer of any objection to such Payment Notice, the Seller shall cause to be paid to the Buyer the amount designated in such Payment Notice subject to the terms of this Agreement.

8.5.7	Subject to and in accordance with the terms and conditions of Schedule 3, upon the Escrow Release Date, any remaining portion of the Escrow Amount shall promptly be delivered to the Seller; provided, however, that such portion of the Escrow Amount shall not be so delivered with respect to, and to the extent of, any amount (such amount (together with the interest thereon), the “Holdback

Amount”) as is reasonably necessary to satisfy any unsatisfied Claims that have been either specified in a Payment Notice delivered to the Seller or in respect of which a claim has been made under the Tax Deed, in either case on or prior to the Escrow Release Date, or otherwise with respect to any Claims for Losses relating to facts and circumstances existing on or prior to the Escrow Release Date. As soon as any such Claims have been resolved (any such resolved claim, a “Resolved Claim”), the Seller and the Buyer shall deliver to the Seller’s Solicitors and the Buyer’s Solicitors (as in each case defined in Schedule 3) a written notice executed by both Parties instructing them to deliver to the Seller the Distribution Amount (after deducting the amount required to be distributed pursuant to the resolution of the Resolved Claims, if any, to the Buyer) in accordance with the terms and conditions of this Agreement.
8.5.8	In the event that the Seller disputes the amount of the Holdback Amount (an “Estimate”) then the Seller and the Buyer shall obtain an opinion of a Leading Junior Counsel in respect of the Payment Notice in question or, in the event that the Payment Notice in question relates to an accounting or Taxation matter or there is no Payment Notice as the Claim is one in respect of which a claim has been made under the Tax Deed, the Seller and the Buyer shall obtain an opinion in relation to the Payment Notice, or the amount of the Claim where there is no Payment Notice, from a partner in an international firm of chartered accountants with experience in the relevant area (in each case as expert and not as arbitrator) (the “Expert”). For the avoidance of doubt, such Expert shall be selected by agreement between the Buyer and the Seller or, failing agreement within seven (7) days upon the application of either the Buyer or the Seller, by the Chairman for the time being of the Bar Council or, as appropriate, by the President for the time being of the Institute of Chartered Accountants in England and Wales. The Expert shall receive submissions from the Parties in such form as he may request. The Seller and the Buyer shall jointly instruct the Expert to provide an opinion on whether the Buyer has established a reasonable basis for its claim together with his or her estimate of an amount reasonably necessary to satisfy such claim (which shall include all Losses suffered and reasonably likely to be suffered in connection with such claim) on the basis of the information presented to him (“Expert’s Estimate”). Immediately following receipt of the Expert’s opinion, the disputed Estimate shall be resolved in the amount of the Expert’s Estimate and any amount by which the Holdback Amount exceeds the Expert’s Estimate (together with the interest thereon) shall be treated as a Resolved Claim.

8.5.9	In the event that any claim, action or proceeding is made, brought or initiated by any third party against an Indemnified Party giving rise to a Warranty Claim or an Indemnity Claim (other than in respect of clause 7.14 (Tax Matters)), the Buyer shall, as promptly as practicable, so notify the Seller in writing, specifying in reasonable detail, to the extent then known by the Buyer, the basis of the Indemnified Party’s belief that such claim, action or proceeding gives rise to a Warranty Claim or an Indemnity Claim (the “Third Party Claim Notice”). The failure to so notify the Seller shall not relieve the Seller of any liability, except to the extent the Seller demonstrates that the defence of such action is materially prejudiced thereby. Without prejudice to clause 8.1 the Buyer shall have the right in its sole discretion, but not the obligation, to assume the defence of any such claim, action or proceeding and to defend, in good faith, any such claim, action or proceeding, and the Seller shall have the right (at its expense), but not the obligation, to participate in (but not control), the defence of any such third-party claim, action or proceeding. If the Buyer fails to assume the defence of such third party claim in accordance with this clause 8.5.9 within thirty (30) days after receipt of notice of such claim pursuant hereto, the Seller shall (upon delivering notice to such effect to the Buyer) have the right to undertake the defence of such third party claim, and the Seller shall be liable for any resulting settlement of such third party claim and for any final judgment with respect thereto (subject to any right of appeal), if any, but only to the full extent otherwise provided in this Agreement. In the event the Seller assumes the defence of the claim pursuant to this clause 8.5.9, the Seller shall keep the Indemnified Party reasonably informed of the progress of any such defence or settlement, and in the event the Buyer assumes the defence of the claim pursuant to this clause 8.5.9, the Buyer shall keep the Seller reasonably informed of the progress of any such defence or settlement. So long as the Seller is defending any such third-party claim, the Buyer shall not settle such third-party claim without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed. The Seller may not settle or compromise such third-party claim without the prior written consent of the Buyer, which consent shall not be unreasonably withheld or delayed; provided, that notwithstanding the foregoing, the Buyer shall be entitled not to consent, in its sole discretion, to any proposed settlement or compromise that (i) does not include a provision whereby the plaintiff or claimant in the matter releases the Buyer from all Liability with respect thereto (which shall be in form and substance satisfactory to the Buyer or (ii) would obligate the Buyer to pay or be liable for an amount related thereto in excess of the amount then available for indemnification hereunder. The Buyer shall make available to the Seller all records and other materials reasonably required for use in contesting any third-party claim, subject to any privileged or confidential information. The Buyer shall use commercially reasonable efforts to cooperate with the Seller in the defence of all such claims.
8.6	Limited Indemnity

Subject to clauses 8.7, 8.8 and 8.9 below, if:
(a)	the condition set out in clause 3.1 is satisfied or waived only after the Bring Down Date and Closing takes place on a date on or before the Long Stop Date; and

(b)	the Actual Tax exceeds the Notional Tax,
the Buyer shall pay to the Seller, by way of adjustment to the Purchase Consideration, an amount equal to the difference between the Actual Tax and the Notional Tax at least three (3) Business Days before the latest day on which the Seller can pay the Actual Tax to HMRC in order to avoid a liability to interest or penalties accruing.

8.7	The Buyer shall not be liable to make a payment under clause 8.6 above to the extent that:
(a)	the difference between the Actual Tax and the Notional Tax does not arise wholly and directly as a result of the withdrawal of Taper Relief on the disposals of assets, as announced on 9 October 2007 in the Pre-Budget Report 2007; or

(b)	the Seller has not served a written notice on the Buyer within ten (10) Business Days following Closing giving such details (and any supporting evidence) of the Seller’s increased Liability to Tax as the Seller then has.
8.8	The Buyer shall not be liable to make a payment under clause 8.6 above if the delay or deferral of the Closing Date to a date on or after 6 April 2008 is to any extent attributable to an act, omission, default or breach of this Agreement by the Seller or any Affiliate of the Seller.

8.9	If any payment becomes due from the Buyer under clause 8.6 above and the Seller either:

(a)	is immediately entitled at the due date for the making of that payment to recover from some other person (including, without limitation, any Tax Authority) any sum in respect of Actual Tax or to any credit against Actual Tax, in either case resulting in a reduction in the amount of Actual Tax actually payable by the Seller; or

(b)	becomes entitled at some subsequent date to make such a recovery or to receive such credit, the Seller shall promptly notify the Buyer of its entitlement and shall take all appropriate steps to enforce that recovery or to obtain such credit (keeping the Buyer fully informed of the progress of any action taken) and shall account to the Buyer for whichever is the lesser of:
i	the amount of the reduction in the amount of Actual Tax actually payable; and

ii	the amount paid by the Buyer pursuant to clause 8.6.
9	REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE BUYER

9.1	Representation and Warranties

Each of the Buyer and the Parent hereby, jointly and severally, represents and warrants to the Seller as at the date of this Agreement and at Closing as follows:
9.1.1	Organisation
The Parent is a corporation duly organised, validly existing and in good standing under the laws of the State of Delaware. The Buyer is a corporation duly organised and validly existing under the laws of England and Wales.
9.1.2	Authority and Enforceability
a)	The Parent and the Buyer have full power and authority to enter into this Agreement and any Ancillary Agreements to which the Parent or the Buyer is a party and to perform its obligations hereunder and thereunder.

b)	The execution and delivery of this Agreement and any Ancillary Agreements to which the Parent or the Buyer is a party and the completion of the purchase of the Company Shares and the other transactions contemplated hereby and thereby have been duly authorised by all necessary corporate action on the part of the Parent and the Buyer, and no further corporate action is required on the part of the Parent or the Buyer to authorise this Agreement or any Ancillary Agreements to which the Parent or the Buyer is a party, or the transactions contemplated hereby and thereby.

c)	This Agreement and each of the Ancillary Agreements to which the Parent or the Buyer is a party have been duly executed and delivered by the Parent or the Buyer, as applicable, and assuming the due authorisation, execution and delivery by the other Parties hereto and thereto, constitute the valid and binding obligations of the Parent and the Buyer, as applicable, enforceable against each of them in accordance with their respective terms.
9.1.3	No Conflict

The execution and delivery of this Agreement by the Parent and the Buyer does not, and the completion by the Parent and the Buyer of the purchase of the Company Shares and the other transactions contemplated by this Agreement shall not:
a)	conflict with, or result in any violation or breach of, any provision of the Parent’s Governing Documents or the Buyer’s Governing Documents;

b)	conflict in any material respect with, or result in any material violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty or increased fees under or result in the imposition of any Liens on the Parent’s or the Buyer’s assets under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their assets are bound; or

c)	conflict with or violate, in any material respect, any Permit, Order or Law applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets.
9.1.4	Consents
So far as the Parent and the Buyer are concerned, no consent, approval, Action, licence, Permit, Order, certification, concession, franchise or authorisation of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Parent or the Buyer in connection with the execution, delivery and performance of this Agreement by the Parent or the Buyer, as applicable, or the completion by the Parent and the Buyer of the purchase of the Company Shares and the other transactions contemplated by this Agreement except for any approval(s) under foreign antitrust laws.
9.1.5	Financial Means
The Buyer has, or will have at Closing, sufficient funds to pay the Purchase Consideration pursuant to the terms of this Agreement.
9.2	Limitation

Neither the Buyer nor the Parent shall have any liability for any claim with respect to any breach or inaccuracy of any of the representations and warranties of Buyer and Parent set forth in this clause 9, or in any certificate or other instrument delivered pursuant to this Agreement, unless the Seller gives to the Buyer or the Parent (as the case may be) written notice containing a summary of the claim as far as it is known to the Seller at such time on or before the Escrow Release Date.

10	TERMINATION

10.1	Termination before Closing

This Agreement may be terminated (without prejudice to any accrued rights, obligations and claims) prior to the Closing upon written notice to the other Parties as follows:
10.1.1	by the mutual written consent of the Buyer and the Seller; or

10.1.2	by either:
a)	the Buyer, if there has been a material breach on the part of the Seller of the covenants set out in clause 5; or

b)	the Seller, if there has been a material breach on the part of the Buyer or the Parent in the representations or warranties set forth in clause 9;
in each case, if capable of cure, which is not cured on or before the earlier of Closing and ten (10) Business Days after the relevant party has been notified in writing by the other of the intent to terminate this Agreement pursuant to this clause 10.1.2.
10.2	Termination before Bring Down Date

This Agreement may be terminated by the Buyer (without prejudice to any accrued rights, obligations and claims) prior to and including the Bring Down Date upon written notice to the Seller as follows:
10.2.1	if in the period from the date of this Agreement to the Bring Down Date there has been a material breach on the part of the Seller of the Warranties;

10.2.2	on the occurrence of an event which in the reasonable opinion of the Buyer is likely to have a Company Material Adverse Effect on the Company; or

10.2.3	if:
a)	any Critical Consultant or any Critical Employee:
i	ceases to be a Company Employee or consultant of the Company (as appropriate) other than in the case of the death of such employee or consultant; or

ii	gives or is given notice to terminate their employment or consultancy with the Company (as appropriate); or

iii	takes any action to terminate, revoke, repudiate or otherwise to withdraw his acceptance of terms stipulated in their respective Critical Employee Employment Contract or Confirmation Letter;
b)	any Important Consultant or Important Employee:
i	ceases to be a Company Employee or a consultant of the Company (as appropriate) other than in the case of the death of such employee or consultant; or

ii	gives or is given notice to terminate his employment or consultancy with the Company (as appropriate); or

iii	takes any action to terminate, revoke, repudiate or otherwise to withdraw his acceptance of terms stipulated in their respective Important Employee Employment Contracts or Confirmation Letter.
and, in aggregate, three (3) or more Important Employees or Important Consultants are within one or more of clauses 10.2.3b)i, 10.2.3b)ii or 10.2.3b)iii above,

in each case if capable of cure, is not cured on or before the earlier of the Bring Down Date and ten (10) Business Days after the Seller has been notified in writing by the Buyer of its intent to terminate this Agreement pursuant to this clause 10.2.

10.3	Effect of Termination
10.3.1	In the event of termination of this Agreement as permitted by clause 3.4, 10.1 or 10.2, this Agreement shall become void and of no further force and effect, except for the following provisions, which shall remain in full force and effect: clause 1 (Definitions) to the extent applicable, this clause 10, clause 12 (Confidentiality Obligations), clause 14 (Parent Guarantee), clause 15.3 (Transaction Expenses), clause 15.6 (Notices), clause 15.7 (No Third Party Beneficiaries), clause 15.8 (Entire Agreement), clause 15.9 (Governing Law), clause 15.10 (Assignment), clause 15.11 (Counterparts) and clause 15.12 (Severability).

10.3.2	Nothing in this clause 10 shall be deemed to release any party from any liability for breach by such party of the terms and provisions of this Agreement prior to any such termination or to impair the right of any Party to compel specific performance by any other party of its obligations under this Agreement.
11	ADDITIONAL AGREEMENTS

11.1	Release of Claims
11.1.1	Subject to the provisions of clause 11.1.2, the Seller, effective upon the Closing, on his own behalf and on behalf of each of his successors and assigns (collectively, the “Releasor Parties”) and in the Seller’s capacity as a holder of Company Shares and as a present or former director, manager, officer or employee of any QRG Group Entity, effective as of Closing, does hereby unconditionally, irrevocably and absolutely release and forever discharge each QRG Group Entity and their respective predecessors, successors, joint ventures, assigns, past and present members, shareholders, directors, managers, officers, employees, Affiliates and Representatives, in their capacities as such (collectively the “Released Parties”), from any and all Loss or Liability, in each case arising from the Releasor Party’s status as a past or present member, director, manager, officer or employee of such QRG Group Entity (including, without limitation, any employment, member or fiduciary duty claims against such QRG Group Entity) in connection with any transaction, affair or occurrence, whether in Law, equity or otherwise, whether known or unknown, suspected or unsuspected, that Releasor Party now has, has ever had or at any time could have asserted against any of the Released Parties arising from such matters (collectively, the “Released Claims”).

11.1.2	Notwithstanding anything to the contrary contained herein, the release set out in clause 11.1.1 shall not operate to discharge or release the Released Parties from, and the Released Claims shall in no event include:
a)	any rights or claims any of the Releasor Parties may have under this Agreement or any of the Ancillary Agreements; or

b)	any rights or claims that a Releasor Party may have against any Released Party in any capacity other than as specified in clause 11.1.1 (including under any Contract such party may have with any Released Party in such other capacity).

11.1.3	Each Releasor Party hereby irrevocably agrees, effective as of the Closing Date, to refrain from, directly or indirectly, asserting any claim or demand or commencing (or allowing to be commenced on such Releasor Party’s behalf) any suit, action or proceeding of any kind, in any agency, court or before any tribunal, against any Released Party based upon any Released Claim.
11.2	Notification of Certain Matters

The Seller, the Parent or the Buyer, as the case may be, shall promptly upon becoming aware (but in any event within two (2) Business Days) give notice to all other Parties of:
a)	the occurrence of any event that causes any representation or warranty of the Seller, the Parent or the Buyer respectively and as the case may be, contained in this Agreement to be untrue or inaccurate at the Closing Date or at any date prior thereto if the Representation or Warranty was given at such date by reference to the facts and circumstances then existing; and

b)	any failure of the Seller, the Parent or the Buyer, as the case may be, to comply with this Agreement or any Ancillary Agreement to which they are a party hereunder; provided, however, that the delivery of any notice pursuant to this, clause 11.2 shall not limit or otherwise affect any remedies available to the Party receiving such notice. No disclosure by the Seller, the Parent or the Buyer pursuant to this clause 11.2, however, shall be deemed to amend or supplement the Disclosure Letter or prevent or cure any misrepresentations, breach of warranty or breach of covenant.
12	CONFIDENTIALITY OBLIGATIONS
12.1.1	Existing Confidentiality Agreement
The terms and conditions of this Agreement and any other Ancillary Agreements shall be considered confidential information subject to the confidentiality obligations of the Buyer and Seller, as set forth in the Mutual Non-Disclosure Agreement dated as of February 7, 2007 between the Parent and the Company, as amended by Amendment to Mutual Non-Disclosure Agreement dated November 27, 2007 (the “Confidentiality Agreement”).
12.1.2	Public Disclosure
a)	The Seller shall not (and shall use reasonable endeavours to cause each QRG Group Entity and his and their respective Representatives not to) directly or indirectly, issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of the Buyer (such consent not to be unreasonably withheld or delayed).

b)	The Parent shall not and shall procure that each member of the Parent Group shall not, directly or indirectly, issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of the Seller (such consent not to be unreasonably withheld or delayed).

c)	The restrictions set out in clause 12.1.2 shall be subject to any Party’s obligation to comply with applicable Laws and the rules of the Nasdaq Global Select Market, any successor or stock exchange operated by the Nasdaq Stock Market LLC or any successor thereto, and any other relevant stock exchange or regulatory body.
12.1.3	Seller’s Obligations
a)	In addition, the Seller recognises that by reason of his ownership of Company Shares prior to the Closing and information provided by the Parent and the Buyer to the Company and the Seller in connection with the transactions contemplated by this Agreement, the Seller has acquired and will acquire Confidential Information (as defined below), the use or disclosure of which could cause the Parent or the Buyer or any of its Affiliates substantial loss and damages that may not be readily calculated and for which no remedy at Law would be adequate. Accordingly, the Seller covenants and agrees and shall cause his Affiliates to covenant and agree with the Buyer that the Seller and his Affiliates will not at any time, except in performance of his obligations to the Buyer, directly or indirectly, use, disclose or publish, or permit other Persons (including Affiliates and Subsidiaries of the Seller) to disclose or publish, any Confidential Information, or use any such information in a manner detrimental to the interests of the Buyer or the Parent or any of their Affiliates, unless:
i	such information becomes generally known to the public through no fault of the Seller or his Affiliates; or

ii	the disclosing party is advised in writing by Leading Junior Counsel that disclosure is required by applicable Law or the order of any Governmental Entity of competent jurisdiction under applicable Law.
b)	Prior to disclosing any information pursuant to clause 12.1.3(a), sub-clauses (i) to (ii) above, such Person shall give prior written notice thereof to the Buyer and provide the Buyer with the opportunity to contest such disclosure and shall cooperate with the Buyer’s efforts to prevent such disclosure.
12.1.4	Definition of Confidential Information
In clause 12.1.3 and 13.1.1, the term “Confidential Information” includes information that has not been disclosed to the public or to the trade with respect to the Buyer’s or any QRG Group Entity’s present or future business, operations, employees and/or consultants services, products, research, inventions, discoveries, drawings, designs, plans, processes, models, technical information, facilities, methods, trade secrets, copyrights, software, source code, systems, patents, policies, procedures, manuals, specifications, any other intellectual property, confidential reports, price lists, pricing formulas, customer lists, financial information (including the revenues, costs, or profits associated with any of the Buyer’s or the Company’s products or services), business plans, lease structure, projections, prospects, opportunities or strategies, acquisitions or mergers, advertising or promotions, personnel matters, legal matters, any other confidential and proprietary information, and any other information not generally known outside the Buyer or the Company that may be of value to the Buyer or the Company or their respective Affiliates but excludes any information already properly in the public domain. In clauses 12.1.3 and 13.1.1, “Confidential Information” also includes confidential and proprietary information and trade secrets that third parties entrust to the Buyer or the Company in confidence.
13	NON-COMPETITION; NON-SOLICITATION
13.1.1	Non-Competition
Subject to the provisions of clause 13.1.2 for a period of three (3) years from the Closing Date, neither the Seller nor any of his controlled Subsidiaries (together the “Agreeing Persons”) shall not anywhere in the Territories, directly or indirectly, for any such Agreeing Persons or on behalf of or in conjunction with or through or by means of any other Person, be engaged or employed or involved or in any way interested, including (without prejudice to the generality of the foregoing) as an officer, director, manager, member, worker, trustee, shareholder, beneficiary, owner, partner, joint venture, investor, employee, independent contractor, agent, consultant, advisor, representative or otherwise in any executive, sales, marketing, research or technical capacity (except, if applicable, such Agreeing Person’s capacity as a Company Employee), in any business involving developing, selling, manufacturing, distributing or marketing any product or service, or in any other business that competes directly or indirectly or is likely to compete, directly or indirectly, with the Company Business as of the date of this Agreement; save to the extent that such Agreeing Person demonstrates to the reasonable satisfaction of the Company Board that his duties or work are not likely to involve disclosure or use of any of the Confidential Information as defined in clause 12.1.4 possessed by such Agreeing Person (“Competing Business”).
13.1.2	Exception to Clause 13.1.1
Such Agreeing Person may purchase or otherwise acquire up to three percent (3%) (in the aggregate) of any class of the securities of any Competing Business (but may not otherwise participate in the activities of such Competing Business) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended.
13.1.3	Non-Solicitation of Employees
For a period of three (3) years from the Closing Date, none of the Agreeing Persons shall, directly or indirectly, for such Agreeing Person or on behalf of or in conjunction with or through or by means of any other Person, employ or engage, or solicit or canvass or approach or entice away or endeavour to solicit, canvass or approach or entice away, or receive or accept the performance of services by, any Company Employee employed in an executive, sales, marketing, research or technical capacity; provided, however, that the foregoing shall not apply:
a)	to responses to or follow-up hiring in respect of general solicitations or advertisements for job positions not specifically directed to such Company Employees; or

b)	to any such Company Employee whose employment is terminated by the Buyer after the Closing Date or who terminates his or her employment with the Buyer without any solicitation directly or indirectly from any such Person.

13.1.4	Non-Solicitation of Goods and Services
For a period of three (3) years from the Closing Date, none of the Agreeing Persons shall, directly or indirectly, for such Agreeing Person or on behalf of or in conjunction with or through or by means of any other Person:
a)	solicit the business of any Person who is a customer of the Company Business with respect to goods or services or products similar to or related to the Company Business and who at any time during the twelve (12) months up to and including the Closing Date was provided with goods or services by any QRG Group Entity;

b)	cause, induce or attempt to cause or induce any customer, supplier, licencee, licensor, franchisee, consultant or other business relation of the Buyer or the Company to cease doing business with the Buyer or the Company or interfere with its relationship with the Company; or

c)	accept orders for or supply or cause orders to be accepted for or cause to be supplied goods or services or products similar to or related to the Company Business to any Person who was provided with goods or services by any QRG Group Entity at any time during the twelve (12) months up to and including the Closing Date.
13.1.5	Reasonableness of Covenants
The Parties agree that the foregoing covenants in this clause 13 impose a reasonable restraint on the Agreeing Persons in light of the activities and operations of the QRG Group Entities on the date of the execution of this Agreement and the current plans of the Buyer and its Affiliates.
13.1.6	“Blue Pencil” Test
If any provision contained in this clause 13 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this clause 13, but this clause 13 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this clause 13 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.
13.1.7	Remedies
The Seller acknowledges that the Buyer and its Affiliates would be irreparably harmed by any breach of this clause 13 and that there may not be adequate remedy at Law or in damages to compensate the Buyer and its Affiliates for any such breach. The Seller agrees that the Buyer and its Affiliates shall be entitled to such injunctive relief requiring specific performance by the Agreeing Persons of this clause 13, and the Agreeing Persons consent to the entry thereof.

13.1.8	Severability
All of the covenants in this clause 13 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of the Agreeing Persons against Buyer or its Affiliates, whether predicated on this Agreement or otherwise, shall not constitute a defence to the enforcement by the Buyer or its Affiliates of such covenants. The Parties expressly acknowledge that the terms and conditions of this clause 13 are independent of the terms and conditions of any other agreements including, but not limited to, any employment agreements entered into in connection with this Agreement.
14	PARENT GUARANTEE

14.1	Liability for Payment of Purchase Consideration

The Parent, as primary obligor, hereby absolutely, unconditionally and irrevocably guarantees to the Seller the proper and punctual performance of any and all obligations of the Buyer pursuant to this Agreement and any of the Ancillary Agreements. The Parent as primary obligor unconditionally and irrevocably agrees to indemnify and keep indemnified the Seller against all Losses sustained by the Seller flowing from any non payment or default of any kind by the Buyer under or pursuant to this Agreement.

14.2	Parent Liability

The Parent’s liability in respect of the guarantee in clause 14.1 shall not be discharged or impaired by:
14.2.1	any amendment to or variation of this Agreement and any of the Ancillary Agreements or departure from any of their terms, or any assignment of any of them or any part of any of them, or any document entered into under this Agreement or any of the Ancillary Agreements; or

14.2.2	any release of, or granting of time or other indulgence to the Buyer or any third party, or the existence or validity of any other security taken by the Seller in relation to this Agreement or the Ancillary Agreements or any enforcement of or failure to enforce or the release of any such security; or

14.2.3	any winding-up, dissolution, reconstruction, arrangement or reorganisation, legal limitation, incapacity or lack of corporate power or authority or other circumstances of, or any change in the constitution or corporate identity or loss of corporate identity by the Buyer or any other person (or any act taken by the Seller in relation to any such event); or

14.2.4	any other act, event, neglect or omission whatsoever (whether or not known to the parties to this Agreement) which would or might (but for this clause) operate to impair or discharge the Parent’s liability under this clause or any obligation of the Buyer or to afford the Parent or the Buyer any legal or equitable defence.
15	GENERAL

15.1	Further Assurances

At any time after Closing, at no cost to the Buyer and without further consideration, the Seller shall:

15.1.1	execute and deliver (or cause to be executed and delivered) to the Buyer such other instruments of sale, transfer, conveyance, assignment and confirmation; and

15.1.2	provide such materials and information; and

15.1.3	take such other actions as the Buyer may reasonably deem necessary or desirable, in order to effectively transfer, convey and assign to the Buyer legal and beneficial title to, all of the Company Shares and to assist the Buyer in exercising all rights with respect thereto and otherwise to cause the Seller to fulfil its obligations under this Agreement. In this regard the Seller shall execute, acknowledge and deliver all such further conveyances, notices, releases and acquittances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to transfer and deliver to the Buyer and its Affiliates and their successors and assigns, all of the Company Shares intended to be conveyed to the Buyer under this Agreement or any Ancillary Agreement and to otherwise make effective the transactions contemplated hereby and thereby.

15.2	Effect of Closing
15.2.1	The terms of this Agreement (insofar as not performed at Closing and subject as specifically otherwise provided in this Agreement) shall continue in force after and notwithstanding Closing.

15.2.2	The remedies of the Buyer in respect of any breach of the Warranties shall continue to subsist notwithstanding Closing. The Buyer agrees that rescission shall not be available as a remedy for breach of this Agreement after Closing and agrees not to claim that remedy.
15.3	Transaction Expenses

Whether or not the transactions contemplated by this Agreement are completed, all Third Party Expenses shall be the obligation of the respective Party incurring such fees and expenses.

15.4	Amendment

This Agreement may only be amended by the Parties hereto by execution of an instrument in writing validly executed by the Parties. Any such amendment of this Agreement effectuated in accordance with this clause 15.4 shall be binding on the Parties.

15.5	Waiver

Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the Ancillary Agreements will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law:
15.5.1	no claim or right arising out of this Agreement or any Ancillary Agreements can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by all of the other Parties;

15.5.2	no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and

15.5.3	no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or any Ancillary Agreements. Any extension or waiver by any Party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such Party.
15.6	Notices

All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by commercial messenger or courier service on the Party to whom notice is to be given, or on the fifth day after mailing if mailed to the Party to whom notice is to be given, by fax or first class mail registered or certified, postage prepaid, and properly addressed as follows:
15.6.1	If to the Buyer or the Parent:
Atmel Corporation

2325 Orchard Parkway, San Jose, CA 95131

Facsimile: +1 408 436 [*]

Attention: Chief Legal Officer

[Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]
with a copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304, USA

Facsimile: +1 650 493-6811

Attention: John Fore, Lawrence M. Chu and Selwyn B. Goldberg

and

Herbert Smith LLP

Exchange House

Primrose Street

London EC2A 2HS, UK

Facsimile: +44 207 374 0888

Attention: Christopher Rees and Gavin Williams
15.6.2	If to the Seller:
Mr. Harald Philipp

[*]

[Information marked [*] in this paragraph has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.]
with a copy (which shall not constitute notice) to:
Shoosmiths

Russell House, 1550 Parkway, Solent Business Park, Whiteley, Fareham, Hampshire PO15 7AG, UK

Facsimile: +44 1489 616 957

Attention: Sean Wright and Stephen Porter
15.7	No Third Party Beneficiaries.

No provision of this Agreement, the Ancillary Agreements, and the documents and instruments and other agreements among the Parties hereto referenced is intended, or will be interpreted, to provide to nor create for any third-party beneficiary rights or any other rights of any kind in any client, customer, affiliate, shareholder, employee or partner of any party hereto or any other Person including, but not limited to, any rights under the Contracts (Rights of Third Parties) Act 1999 or (other than in relation to the Critical Employee Employment Contracts and the Important Employee Employment Contracts) any rights of employment for any specified period and/or any employee benefits, in favour of any Person, union, association, Company Employee, other Employee, contractor or other Entity, other than the parties to those document and their respective successors and permitted assigns, and all provisions hereof will be personal solely among the parties to such documents.

15.8	Entire Agreement
15.8.1	This Agreement, the Ancillary Agreements, the Confidentiality Agreements and the documents and instruments and other agreements among the Parties hereto referenced herein constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the Parties with respect to the subject matter hereof.
15.9	Governing Law
15.9.1	This Agreement shall be governed by and construed in accordance with English law.

15.9.2	Each Party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

15.9.3	Each Party irrevocably waives any right that it may have to object to an action being brought in an inconvenient forum, or to claim that these courts do not have jurisdiction.
15.10	Assignment

This Agreement, the Exhibits hereto, the Ancillary Agreements, and the documents and instruments and other agreements among the Parties hereto referenced herein shall not be assigned by operation of law or otherwise without the prior written consent of all the Parties hereto or, as the case may be, thereto.

15.11	Counterparts

This Agreement may be signed by the Parties in counterparts and the signature pages combined shall create a document binding on all Parties.

15.12	Severability

If any provision of the Agreement is held to be invalid or unenforceable at Law, that provision will be reformed as a valid provision to reflect as closely as possible the original provision giving maximum effect to the intent of the Parties, or if that cannot be done, will be severed from the Agreement without affecting the validity or enforceability of the remaining provisions.

15.13	Withholding Rights
15.13.1	Any payments made by or due from any Party pursuant to the terms of this Agreement shall be free and clear of all taxation whatsoever save only for any deductions or withholdings required by Law.

15.13.2	If any deductions or withholdings are required by Law from any payments made by or due from the Seller, or any payments made by or due from the Seller, under this Agreement are liable for Taxation (whether in the hands of the Buyer or a QRG Group Entity or otherwise), or would have been liable for Taxation but for the utilisation of any Tax Relief in respect of such liability, the Seller shall be liable under this clause 15.13 to pay to the Buyer or other relevant Indemnified Party as the case may be, to which the payments are made or due under the terms of this Agreement such further sums as will ensure that the aggregate of the sums paid or payable under this clause 15.13 and the remainder of the Agreement shall, after deducting therefrom all deductions or withholdings from, or Taxation liabilities in respect of, such sums, leave the Seller or other relevant Indemnified Party with the same amount as it would have been entitled to receive under this Agreement but for this clause 15.13 in the absence of any such deductions, withholdings or Taxation liabilities.

15.13.3	If any deductions or withholdings are required by Law from any payments made by or due from the Buyer under clause 8.6, or any payments made by or due from the Buyer under clause 8.6 are liable for Taxation (whether in the hands of the Buyer or otherwise), or would have been liable for Taxation but for the utilisation of any Tax Relief in respect of such liability, the Buyer shall be liable under this clause 15.13.3 to pay to the Seller such further sums as will ensure that the aggregate of the sums paid or payable under this clause 15.13.3 and those payable under clause 8.6 shall, after deducting thereform all deductions or withholdings from, or taxation liabilities in respect of, such sums, leave the Seller with the same amount as he would have been entitled to receive under clause 8.6 but for this clause 15.13.3 in the absence of any such deductions, withholdings or Taxation liabilities.
15.14	Default Interest

If any Party defaults in the payment when due of any sum payable under this Agreement (whether determined by agreement or pursuant to an order of a court or otherwise), the liability of the relevant party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgement) at a rate per annum of 4% above the base rate from time to time of The Royal Bank of Scotland plc. Such interest shall accrue from day to day and be compounded quarterly.

IN WITNESS WHEREOF this Agreement has been duly executed as a deed by the Parties hereto as of the date first above written.

Executed as a deed for and on behalf of

ATMEL U.K.
HOLDINGS LIMITED

acting by a director	/s/ Steve Laub

and its secretary/two directors	Director

/s/ Patrick Reutens

Director/Secretary

Executed as a deed for and on behalf of

ATMEL CORPORATION

acting by a duly authorised
signatory
/s/ Steve Laub

CEO

(position)

Signed as a deed by

MR HARALD PHILIPP	/s/ Harald Philipp

in the presence of:

Signature of witness:	/s/ Sean Wright

(NAME AND ADDRESS	SEAN WRIGHT

IN BLOCK CAPITALS)	1550 PARKWAY FREEHAM

Occupation	Solicitor

OMITTED ATTACHMENTS TO THE SHARE PURCHASE AGREEMENT
The following attachments to the Share Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Atmel hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that Atmel reserves the right to request confidential treatment for portions of any such documents.

ATTACHMENT	DESCRIPTION

Schedule 1A	Registered Holders of Company Shares at the date of this Agreement

Schedule 1B	Registered holders of Company Shares at the Closing Date

Schedule 1C	Details of Optionholders

Schedule 2	Co-Inventors, Critical Consultants, Critical Employees, Important Consultants and Important Employees

Schedule 3	Escrow Account

Schedule 4	Deferred Consideration

Schedule 5	Specified Retention